Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years

ended June 30, 2020, 2019 and 2018.

INDEX

Consolidated financial statements as of and for the years ended June 30, 2020, 2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

Report of independent registered public accounting firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2020, 2019 and 2018, and the related consolidated statements of comprehensive income, of change in equity and of cash flow for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina
September 28, 2020

We have served as the Company’s auditor since 2018.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	27,159,421	3,450,873	2,215,103
Other financial assets	6.2	28,799,833	4,683,508	4,550,847
Trade receivables	6.3	73,546,633	59,236,377	52,888,427
Other receivables	6.4	4,770,672	1,981,829	4,240,205
Income and minimum presumed income taxes recoverable	8	112,220	1,263,795	2,082,269
Inventories	6.5	29,338,548	27,322,003	19,366,001
Biological assets	6.6	965,728	270,579	-
Total current assets		164,693,055	98,208,964	85,342,852

NON-CURRENT ASSETS
Other financial assets	6.2	322,703	376,413	243,358
Other receivables	6.4	1,703,573	1,560,310	4,979,507
Income and minimum presumed income taxes recoverable	8	6,029	1,184	126,653
Deferred tax assets	8	2,693,195	3,743,709	5,601,821
Investments in joint ventures and associates	12	24,652,792	25,321,028	19,072,055
Property, plant and equipment	6.7	41,515,106	43,834,548	40,177,146
Intangible assets	6.8	35,333,464	39,616,426	26,657,345
Goodwill	6.9	25,526,855	29,804,715	14,438,027
Right of use asset	15	1,114,597	-	-
Total non-current assets		132,868,314	144,258,333	111,295,912
Total assets		297,561,369	242,467,297	196,638,764

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2020, 2019 and 2018

(Amounts in US$)

LIABILITIES	Notes	06/30/2020	06/30/2019	06/30/2018
CURRENT LIABILITIES
Trade and other payables	6.1	57,289,862	40,578,494	27,708,830
Borrowings	6.11	63,721,735	66,477,209	65,308,928
Employee benefits and social security	6.12	4,510,592	5,357,218	4,411,713
Deferred revenue and advances from customers	6.13	2,865,437	1,074,463	1,007,301
Income and minimum presumed income taxes payable	8	1,556,715	142,028	2,569
Government grants	6.14	1,270	2,110	17,695
Financed payment - Acquisition of business	6.16	-	2,826,611	20,223,590
Lease liabilities	15	665,098	-	-
Total current liabilities		130,610,709	116,458,133	118,680,626

NON-CURRENT LIABILITIES
Trade and other payables	6.1	452,654	452,654	-
Borrowings	6.11	41,226,610	37,079,521	25,708,205
Employee benefits and social security	6.12	534,038	-	-
Government grants	6.14	2,335	8,098	15,532
Joint ventures and associates	12	1,548,829	1,970,903	2,012,298
Deferred tax liabilities	8	16,858,125	21,101,871	13,591,942
Provisions	6.15	417,396	439,740	845,486
Financed payment - Acquisition of business	6.16	-	-	2,651,019
Private warrants	6.17	1,686,643	2,861,511	-
Convertible notes	6.18	43,029,834	-	-
Lease liabilities	15	444,714	-	-
Total non-current liabilities		106,201,178	63,914,298	44,824,482
Total liabilities		236,811,887	180,372,431	163,505,108

EQUITY
Equity attributable to owners of the parent		46,179,395	47,301,863	13,713,484
Non-controlling interests		14,570,087	14,793,003	19,420,172
Total equity		60,749,482	62,094,866	33,133,656
Total equity and liabilities		297,561,369	242,467,297	196,638,764

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
Revenues from contracts with customers	7.1	172,350,699	160,308,979	133,491,118
Government grants		24,732	16,372	51,586
Initial recognition and changes in the fair value of biological assets		716,741	279,945	-
Total		173,092,172	160,605,296	133,542,704

Cost of sales	7.2	(93,575,588)	(86,964,881)	(77,094,551)
Research and development expenses	7.3	(4,195,270)	(3,689,391)	(3,950,100)
Selling, general and administrative expenses	7.4	(38,345,028)	(39,243,800)	(35,263,688)
Share of profit or loss of joint ventures and associates	12	2,477,193	1,012,486	(2,136,801)
Other income or expenses, net		(307,499)	365,900	613,389
Operating profit		39,145,980	32,085,610	15,710,953

Financial cost	7.5	(20,880,526)	(24,361,733)	(17,188,653)
Other financial results	7.5	(11,822,116)	(17,096,484)	(23,762,063)
Profit (loss) before income tax		6,443,338	(9,372,607)	(25,239,763)

Income tax	8	(2,206,710)	(6,986,284)	10,928,517
Profit (loss) for the year		4,236,628	(16,358,891)	(14,311,246)
Profit (loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent (1)	9	0.0930	(0.6027)	(0.3929)
Diluted profit attributable to ordinary equity holders of the parent	9	0.0922	(0.6027)	(0.3929)
Weighted average number of shares
Basic (1)	9	36,120,447	30,478,390	28,098,117
Diluted	9	36,416,988	30,478,390	28,098,117

(1) For the years ended June 30, 2019 and 2018 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30,2020, 2019 and 2018

(Amounts in US$)

Profit (loss) for the year	4,236,628	(16,358,891)	(14,311,246)

Other comprehensive (loss) / income	(9,682,116)	3,904,365	(31,833,554)
Items that may be subsequently reclassified to profit and loss	(13,603,205)	5,251,488	(43,710,972)
Exchange differences on translation of foreign operations from joint ventures	(3,494,761)	11,337	(13,865,192)
Exchange differences on translation of foreign operations	(10,108,444)	5,240,151	(29,845,780)
Items that will not be subsequently reclassified to loss and profit	3,921,089	(1,347,123)	11,877,418
Revaluation of property, plant and equipment, net of tax, of Joint ventures and associates (2)	521,406	94,009	1,679,818
Revaluation of property, plant and equipment, net of tax (3)	3,399,683	(1,441,132)	8,381,618
Tax rate change over revaluation of property, plant and equipment	-	-	1,815,982
Total comprehensive loss	(5,445,488)	(12,454,526)	(46,144,800)

Income (loss) for the year attributable to:
Equity holders of the parent	3,359,175	(18,369,045)	(11,039,533)
Non-controlling interests	877,453	2,010,154	(3,271,713)
	4,236,628	(16,358,891)	(14,311,246)
Total comprehensive loss attributable to:
Equity holders of the parent	(5,222,572)	(14,333,037)	(33,927,072)
Non-controlling interests	(222,916)	1,878,511	(12,217,728)
	(5,445,488)	(12,454,526)	(46,144,800)

(2)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $223,460, $47,005 and $839,909 for the years ended June 30, 2020, 2019 and 2018, respectively.

(3)	The tax effect of the revaluation of property, plant and equipment was $1,133,230, $(480,378) and $4,513,179 for the years ended June 30, 2020, 2019 and 2018, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital (*)	Share premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2017	2,810	56,254,519	72,822	-	-	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	-	2,009,385	-	-	-	-	-	-	2,009,385	-	2,009,385
Purchase of preferred stocks to non-controlling interest	-	9,759,545	-	-	-	-	-	-	9,759,545	(9,759,545)	-
Stock options and share based incentives	-	-	30,005	-	-	-	-	-	30,005	-	30,005
Loss for the year	-	-	-	-	-	(11,039,533)	-	-	(11,039,533)	(3,271,713)	(14,311,246)
Other comprehensive income or loss	-	-	-	-	-	-	(30,013,990)	7,126,451	(22,887,539)	(8,946,015)	(31,833,554)
06/30/2018	2,810	68,023,449	102,827	-	-	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	-	-	-	-	-	22,546,341	-	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 10.2)	-	(14,558,347)	-	-	-	-	-	-	(14,558,347)	-	(14,558,347)
Reverse Stock Options	-	-	(102,827)	-	-	-	-	-	(102,827)	-	(102,827)
Reverse recapitalization (Note 10.3)	329	21,905,853	-	-	-	-	-	-	21,906,182	-	21,906,182
Private warrants (Note 6.17)	-	(3,432,723)	-	-	-	-	-	-	(3,432,723)	-	(3,432,723)
Shares issued - Rizobacter call option (Note 10.4)	474	21,439,652	-	-	-	-	-	-	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 4.6)	-	3,108,981	-	-	-	-	-	-	3,108,981	-	3,108,981
Profit/ (loss) of the year	-	-	-	-	-	(18,369,045)	-	-	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income/ (loss)	-	-	-	-	-	-	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	-	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	-	-	3,428,029	-	-	-	-	-	3,428,029	-	3,428,029
Convertible notes (Note 6.18)	-	-	-	702,981	-	-	-	-	702,981	-	702,981
Purchase of own shares	-	-	-	-	(30,906)	-	-	-	(30,906)	-	(30,906)
Profit for the year	-	-	-	-	-	3,359,175	-	-	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	-	-	-	-	-	-	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482

(*) Of the total shares, 5,100 shares ($ 0.0001 per value) are held by the Company.
The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

F-8

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
OPERATING ACTIVITIES
Profit (loss) for the year		4,236,628	(16,358,891)	(14,311,246)

Adjustments to reconcile profit to net cash flows
Income tax		2,206,710	6,986,284	(10,928,517)
Finance results		32,702,642	41,458,217	40,950,716
Depreciation of property, plant and equipment	6.7	2,010,136	2,450,256	2,230,881
Amortization of intangible assets	6.8	2,149,534	2,376,919	2,141,476
Depreciation of leased assets	15	566,818	-	2,257,378
Transaction expenses		-	4,535,247	-
Share-based incentive and stock options		3,428,029	(102,827)	30,005
Share of profit or loss of joint ventures and associates	12	(2,477,193)	(1,012,486)	2,136,801
Loss of control of subsidiaries		-	(10,591)	-
Provisions for contingencies		200,525	(246,832)	46,103
Allowance for impairment of trade debtors		1,499,298	686,985	1,259,127
Allowance for obsolescence		977,817	564,873	661,804
Initial recognition and changes in the fair value of biological assets		(716,741)	(279,945)	-
Gain or loss on sale of equipment and intangible assets		297,289	91,762	4,834

Working capital adjustments
Trade receivables		(23,022,695)	41,488,052	17,316,880
Other receivables		(4,827,495)	5,769,598	513,162
Income and minimum presumed income taxes		1,236,970	2,778,165	(126,806)
Inventories		(5,265,246)	(8,637,166)	10,355,422
Trade and other payables		8,469,848	(33,700,485)	(35,288,368)
Employee benefits and social security		(474,220)	931,546	(543,917)
Deferred revenue and advances from customers		864,905	66,170	(162,473)
Income and minimum presumed income taxes payable		-	(1,705,481)	(71,076)
Government grants		(6,603)	(23,019)	(85,318)
Interest collected		1,027,132	-	-
Inflation effects on working capital adjustments		(13,663,552)	(18,411,538)	-
Net cash flows generated by operating activities		11,420,536	29,694,813	18,386,868

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

F-9

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		51,151	317,953	109,711
Investment in joint ventures and associates	12	-	(129,340)	-
Net loans granted to shareholders and other related parties		-	-	(2,621,647)
Investment in financial assets		(17,761,224)	-	-
Purchase of property, plant and equipment	6.7	(1,646,697)	(2,044,102)	(2,791,794)
Capitalized development expenditures	6.8	(1,263,730)	(682,530)	(2,301,425)
Purchase of intangible assets	6.8	(1,591,749)	(722,833)	(614,529)
Net cash flows used in investing activities		(22,212,249)	(3,260,852)	(8,219,684)

FINANCING ACTIVITIES
Proceeds from borrowings and convertible notes		135,348,502	88,693,632	27,745,013
Repayment of borrowings, financed payments and interest payments		(101,317,621)	(111,084,915)	(37,624,531)
(Decrease) increase in bank overdrafts and other short-term borrowings		(2,331,974)	(4,968,813)	1,208,830
Other financial proceeds or payments, net		2,298,360	(854,731)	(1,787,117)
Reverse capitalization		-	1,268,633	-
Purchase of own shares		(30,906)	-	-
Leased assets payments		(433,947)	-	-
Net cash flows generated by (used in) financing activities		33,532,414	(26,946,194)	(10,457,805)

Net increase in cash and cash equivalents		22,740,701	(512,233)	(290,621)

Inflation effects on cash and cash equivalents		(552,459)	1,681,113	-

Cash and cash equivalents as of beginning of the year	6.1	3,450,873	2,215,103	1,679,478
Effect of exchange rate changes on cash and equivalents		1,520,306	66,890	826,246
Cash and cash equivalents as of the end of the year	6.1	27,159,421	3,450,873	2,215,103

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

F-10

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Index

1. General information
2. Accounting standards and basis of preparation
2.1. Statement of compliance with IFRS as issued by IASB
2.2. Authorization for the issue of the Consolidated financial statements
2.3. Basis of measurement
2.4. Functional currency and presentation currency
2.5. Subsidiaries
3. New standards, amendments and interpretations issued by the IASB
3.1. New standards and interpretations adopted by the Group
3.2. New standards and interpretations not yet adopted by the Group
4. Summary of significant accounting policies
4.1. Cash and cash equivalents
4.2. Financial assets
4.3. Inventories
4.4. Biological Assets
4.5. Business combinations
4.6. Business combinations under common control
4.7. Impairment of non-financial assets (excluding inventories and deferred tax assets)
4.8. Joint arrangements
4.9. Property, plant and equipment
4.10. Leased assets
4.11. Intangible assets
4.12. Financial liabilities
4.13. Warrants
4.14. Convertible Notes
4.15. Employee benefits
4.16. Provisions
4.17. Parent company investment
4.18. Revenue recognition
4.19. Government grants
4.20. Borrowing costs
4.21. Income tax and minimum presumed income tax
4.22. Share-based payments
5. Critical accounting judgments and estimates
5.1. Critical estimates
6. Information about components of consolidated statements of financial position
6.1. Cash and cash equivalents
6.2. Other financial assets
6.3. Trade receivables
6.4. Other receivables
6.5. Inventories
6.6. Biological assets
6.7. Property, plant and equipment
6.8. Intangible assets
6.9. Goodwill

F-11

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.10. Trade and other payable
6.11. Borrowings
6.12. Employee benefits and social security
6.13. Deferred revenue and advances from customers
6.14. Government grants
6.15. Provisions
6.16. Financed payment- Acquisition of business
6.17. Private Warrants
6.18. Convertible Notes
6.19. Changes in allowances and provisions
7. Information about components of consolidated statements of comprehensive income
7.1. Revenue from contracts with customers
7.2. Cost of sales
7.3. R&D classified by nature
7.4. Expenses classified by nature and function
7.5. Finance results
8. Income tax and minimum presumed income tax
9. Earning per share
10. Information about consolidated components of equity
10.1. Capital issued
10.2. Parent company investment
10.3. Reverse recapitalization
10.4. Shares issued - Rizobacter call option
10.5. Shares summary
10.6. Non-controlling interest
11. Cash flow information
12. Joint ventures
13. Segment information
14. Financial instruments- risk management
14.1. Principal financial instruments
14.2. Financial instruments by category
14.3. Financial instruments measured at fair value
14.4. Financial instruments not measured at fair value
14.5. General objectives, policies and processes
15. Leases
16. Shareholders and other related parties balances and transactions
17. Key management personnel compensation
18. Share-based payments
19. Contingencies, commitments and restrictions on the distribution of profits
20. Impact of Covid-19
21. Events occurring after the reporting period

F-12

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Group has a biotech platform with high-impact, patented technologies for seeds and microbial agricultural inputs, as well as next-generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 25 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

Introductory note

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated a merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”). On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed all of its crop business net assets to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the “Parent”) contributed all of its equity interest in Bioceres Semillas S.A. (“Bioceres Semillas”) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC. In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and certain Rizobacter’s sellers (the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the “Beneficiaries”) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in cash and in the form of UAC shares. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp.

Unless the context otherwise requires, “we,” “us,” “our,”, “Bioceres”, “BIOX,” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

F-13

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.	Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

2.2.	Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2020, 2019 and 2018 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 28, 2020.

2.3.	Basis of measurement

The consolidated financial statements of the Group have been prepared using:

•   Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•   Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.4.	Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

F-14

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period in a separate line item.

The inflation adjustment as of June 30, 2020 and 2019 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.428 and 1.558, respectively.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors. (on a monthly basis).

•All items in the income statement are restated by applying the relevant conversion factors (on a monthly basis). Bioceres has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results".

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Presentation currency

The consolidated financial statements of the Group are presented in US$.

Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.5.	Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

F-15

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

- The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

- Substantive potential voting rights held by the Group and by other parties;

- Other contractual arrangements; and

- Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the Consolidated financial statements of the Group, are as follows:

		Country of incorporation and principal place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2020	06/30/2019	06/30/2018
Bioceres Crops S.A.	Research and development and Corporate activities	Argentina	a	100.00%	100.00%	50.00%
Bioceres Semillas S.A.	Production and commercialization of seeds	Argentina	b	100.00%	100.00%	86,39%
BCS Holding LLC	Investment in subsidiaries	United States	b	100.00%	100.00%	-
RASA Holding, LLC	Investment in subsidiaries	United States	-	100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	b	80.00%	80.00%	60.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	c	79.99%	79.99%	59.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	c	79.92%	79.92%	59.94%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	c	80.00%	80.00%	60.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	c	76.00%	76.00%	57.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	c	79.96%	79.96%	59.97%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	c	80.00%	80.00%	60.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	c	80.00%	80.00%	59.99%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	c	80.00%	80.00%	60.00%
Rizobacter France SAS	Selling of agricultural inputs	France	c	80.00%	80.00%	60.00%
Indrasa Biotecnología S.A.	Research and development	Argentina	c d	25.20%	25.20%	31.50%

The Group holds a majority share of the voting rights in all its subsidiaries.

F-16

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

a)  In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Bioceres Crops S.A. See Note 4.6.

b)  See the Reorganization described in Note 1.

c)  Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

d)  In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

3.1.	New standards and interpretations adopted by the Group

The new standards and interpretations that become applicable for the current reporting year and adopted by the Group are:

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It results in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under this standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. See Note 15.

IFRIC 23 - Uncertainty over income tax treatments

In October 2017, the IASB issued IFRIC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

This standard does not have a material impact on the Group.

Amendments to IFRS 9 - Pre-payment features with negative compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

These amendments do not have a material impact on the Group.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify the accounting for long-term interest in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements under IAS 28 Investments in Associates and Joint Ventures.

F-17

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

These amendments do not have a material impact on the Group.

Annual improvements to IFRS standards 2015-2017 cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

This standard does not have material impact on the Group.

Amendments to IAS 19 - Plan amendment, curtailment or settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must (i) calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change; (ii) recognize any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any changes in the asset ceiling through other comprehensive income.

These amendments do not have a material impact on the Group.

Amendments to IAS 1 and IAS 8 - Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of “primary users of general-purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

These amendments do not have a material impact on the Group.

Amendments to IFRS 3 - Definition of business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes return in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

These amendments do not have a material impact on the Group.

F-18

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

3.2.	New standards and interpretations not yet adopted by the Group

IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are re-measured in each reporting period. Contracts are measured using the building blocks of i) discounted probability-weighted cash flows, ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

The new rule is effective for financial years beginning on or after January 1, 2021 but was extended to January 1, 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 16 - Covid-19-related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

F-19

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The amendments are effective for financial years beginning on or after January 1, 2020.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after 1 January 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 - Classification of liabilities as current or non-current

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

F-20

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The amendments include (a) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (b) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (c) clarifying how lending conditions affect classification; and (d) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The amendments clarify, not change, existing requirements, and so are not expected to affect the Group significantly. However, they could result in reclassifying some liabilities from current to non-current, and vice versa.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of these amendments is not determined.

F-21

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

These amendments are not expected to have material impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.	Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.	Financial assets

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-	The Group’s business model for managing the financial assets; and

-	The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

The Group does not apply hedge accounting.

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.	Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

F-22

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4.	Biological Assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the Biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

F-23

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.5.	Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.6.	Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Bioceres Crops S.A. combination

Bioceres Crops S.A. (“Bioceres Crops”, previously Semya S.A.) was a company owned 50% by Bioceres S.A. and 50% by Rizobacter Argentina S.A. It was created as a new proposal for the research, development and commercialization of biological products with high technological value: Bioceres Crops' strength consists in the joint and integrated development of biotechnological events, germplasm, biofertilizers and biopesticides to achieve a true synergy in seed treatment. These technologies will increase crop productivity, reduce environmental impact and increase efficiency in the use of resources. Bioceres Crops’ R&D was being developed by Rizobacter and Bioceres who signed, jointly, a Service Agreement in December 2014.

F-24

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

When Group Bioceres acquired control over Rizobacter, it also acquired control over Bioceres Crops. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Bioceres Crops at the acquisition date. The determination of fair value of Bioceres Crops at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Ecoseed integrated products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Bioceres Crops. Concurrently the SPA, Bioceres assigned to Bioceres Crop Solutions the R&D service agreement signed mentioned before. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of US$ 670,000.

4.7.	Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 6.9.

4.8.	Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

F-25

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The Group classifies its interests in joint arrangements as either:

- Joint ventures: where the group has rights to only the net assets of the joint arrangement.

- Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

- The structure of the joint arrangement;

- The legal form of joint arrangements structured through a separate vehicle;

- The contractual terms of the joint arrangement agreement; and

- Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements except the operation with Espartina S.A. (see below) are structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 12).

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. See Note 6.6.

F-26

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

4.9.	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

F-27

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. This policy was adopted by the Group since the six-month transition period ended June 30, 2017.

Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)  Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have a significant impact on the revalued amount of its land.

F-28

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

b)  Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs relating to such assets could have a significant impact on their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.10.	Leased assets

Until June 30, 2019 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases were capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”.

As of the effectiveness of IFRS 16, the Group began applying it and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

4.11.	Intangible assets

a)	Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

F-29

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

b)	Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 7.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 6.8).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

F-30

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)            Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

-      Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as "Product Registration"). Some of the registered products have been developed by third parties.

-      Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

-      Customer loyalty: Rizobacter sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter in a business combination. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

F-31

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.12.            Financial liabilities

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for the following liabilities that are measured at fair value: (a) Private warrants do not reach the fixed-for-fixed’ condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See note 6.17.

In the case of the private warrants designated as a whole at fair value through profit or loss, the amount of the change in fair value is recognized as a financial result.

The Group does not apply hedge accounting.

Estimates

The Group has designated private warrants as a whole at fair value. Management of the Group periodically evaluates the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in the inputs. In estimating the fair value of those financial liabilities, the Group uses observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 14.

4.13.            Warrants

As part of the merger, the Group incorporated 11,500,000 public warrants (“Public warrants”), 12,700,000 private warrants (5,200,000 “Founder warrants” and 7,500,000 “Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas.

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer's own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as an equity instrument as they comply with the ‘fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities (see Note 6.17).

Estimates

The estimate of the fair value of Private warrants requires a determination of which factors are most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these instruments by applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 6.17.

F-32

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.14.            Convertibles notes

The Convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group’s policy choice is to consider if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature (see Note 6.18), as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15.            Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on the stock options are detailed in Note 4.22.

4.16.            Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17.            Parent company investment

The Group has recognized the contribution made by Bioceres S.A./Bioceres LLC into the combined entity as Parent company investment. See note 10.2.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.18.            Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

• Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

F-33

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

• Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

• Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

• Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

• Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

a)	Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer's request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

-      It must be probable that delivery will take place;

-      The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

-      The buyer must specifically acknowledge the deferred delivery instructions; and

-      The usual payment terms must apply.

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)	Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i) the amount of revenue can be measured reliably;

(ii) it is probable that the economic benefits associated with the transaction will flow to the entity;

F-34

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

(iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

c)	Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.19.            Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

F-35

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.20.            Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.21.            Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-      The initial recognition of goodwill;

-      The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-      The same taxable entity within the Group, or

-      Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.22.            Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

F-36

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 18 and will not necessarily take place in the future.

5.            CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

F-37

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

5.1.            Critical estimates

-	Estimate of the trade receivables impairment provision (Note 4.2).
-	Estimate of the inventory obsolescence allowance (Note 4.3).
-	Capitalization and impairment testing of development costs (Notes 4.7 and 6.8).
-	Impairment of goodwill (Notes 4.7 and 6.9).
-	Recoverability of investments in joint ventures (Note 4.8)
-	Fair value of land and buildings (Note 4.9).
-	Identification and fair value of identifiable intangible assets arising in a business combination (Note 4.11 y 6.8).
-	Share-based payments (Notes 4.22 and 18).
-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 4.21 and Note 8).
-	Fair value of Warrants (Note 6.17).
-	Classification of the Convertible Note as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 6.18).

6.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.	Cash and cash equivalents

	06/30/2020	06/30/2019	06/30/2018
Cash at bank and on hand	4,813,012	3,450,873	2,215,103
Mutual funds	22,346,409	-	-
	27,159,421	3,450,873	2,215,103

6.2.	Other financial assets

	06/30/2020	06/30/2019	06/30/2018
Current
Restricted short-term deposit	4,390,458	4,327,275	4,538,321
US Treasury bills	7,768,410	-	-
Other investments	16,640,965	347,718	-
Other marketable securities	-	8,515	12,526
	28,799,833	4,683,508	4,550,847

	06/30/2020	06/30/2019	06/30/2018
Non-current
Shares of Bioceres S.A.	321,705	374,685	240,920
Other marketable securities	998	1,728	2,438
	322,703	376,413	243,358

Variations in the allowance for uncollectible trade receivables are reported in Note 6.19. The book value is reasonably approximate to the fair value given its short-term nature.

F-38

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.3.	Trade receivables

	06/30/2020	06/30/2019	06/30/2018
Trade debtors	53,047,035	48,910,484	44,641,053
Allowance for impairment of trade debtors	(3,886,832)	(3,360,224)	(3,212,170)
Shareholders and other related parties (Note 16)	1,090,004	467,743	571,216
Allowance for impairment of shareholders and other related parties (Note 16)	(768)	(75,596)	(23,126)
Allowance for credit notes to be issued	(2,285,197)	(800,606)	(1,517,361)
Trade debtors - Parent company (Note 16)	-	440,268	361,606
Trade debtors - Joint ventures and associates (Note 16)	120,992	2,369	209,039
Discounted and deferred checks	25,461,399	13,651,939	11,858,170
	73,546,633	59,236,377	52,888,427

The book value is reasonably approximate to the fair value given its short-term nature.

6.4.	Other receivables

	06/30/2020	06/30/2019	06/30/2018
Current
Taxes	2,205,342	584,641	664,926
Other receivables - Other related parties (Note 16)	2,102	10,971	119,677
Other receivables - Parents companies and related parties to Parents (Note 16)	102,069	-	103,251
Other receivables - Joint ventures and associates (Note 16)	1,562,340	250,783	1,962,459
Prepayments to suppliers	379,914	496,001	516,742
Prepayments to suppliers - Shareholders and other related parties (Note 16)	81,737	-	-
Reimbursements over exports	29,077	366,594	362,815
Prepaid expenses and other receivables	128,650	213,597	-
Loans receivable	230,000	-	1,360
Miscellaneous	49,441	59,242	508,975
	4,770,672	1,981,829	4,240,205

	06/30/2020	06/30/2019	06/30/2018
Non-current
Taxes	328,701	681,168	295,924
Reimbursements over exports	1,293,958	878,470	346,575
Other receivables - Joint ventures and associates (Note 16)	-	-	4,337,008
Miscellaneous	80,914	672	-
	1,703,573	1,560,310	4,979,507

The book value is reasonably approximate to the fair value given its short-term nature.

F-39

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.5.	Inventories

	06/30/2020	06/30/2019	06/30/2018
Agrochemicals	356,489	22,137	94,486
Seeds and grains	1,300,998	207,519	514,000
Microbiological resale products	13,486,668	13,894,018	8,389,191
Microbiological products produced	8,079,553	8,370,583	6,383,263
Goods in transit	1,292,239	751,737	776,869
Supplies	5,930,471	4,482,827	3,978,934
Allowance for obsolescence	(1,107,870)	(406,818)	(770,742)
	29,338,548	27,322,003	19,366,001

The roll-forward of allowance for obsolescence is in Note 6.19. Inventories recognized as an expense during the years ended June 30, 2020, 2019 and 2018 amounted to $86,179,252, $80,424,450 and $77,797,414, respectively. Those expenses were included in cost of sales.

6.6.	Biological assets

	06/30/2020	06/30/2019	06/30/2018
Biological assets	965,728	270,579	-
	965,728	270,579	-

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. Rizobacter corresponds to 5% and Espartina to 95%. The in-kind contributions made during the year amount to $ 476,292 (Note 16). Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Additionaly, Bioceres Semillas S.A., a subsidiary of the Company, has crops for wheat seeds production. The crops are valued at it cost with approximates fair value because little biological transformation has taken place since the costs were originally incurred. Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	716,741
Decrease due to harvest / disposals	(447,132)	(252,372)	(227,303)	(59,626)	(986,433)
Cost incurred during the year	284,951	314,950	596,799	38,033	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	(269,892)
Year ended June 30, 2020	105,101	271,754	554,823	34,050	965,728

F-40

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	241,707	38,238	-	-	279,945
Decrease due to harvest / disposals	(288,791)	(45,687)	-	-	(334,478)
Cost incurred during the year	339,088	47,986	-	-	387,074
Exchange differences	(54,281)	(7,681)	-	-	(61,962)
Year ended June 30,2019	237,723	32,856	-	-	270,579

As mentioned in Note 4.4., the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the discounted cash flow model are determined by reference to observable data in the relevant market. Harvesting costs and other commercialization costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farms, crop type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement.

As of June 30, 2020, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our planting of $0.19 million.

6.7.	Property, plant and equipment

Property, plant and equipment as of June 30, 2020, 2019 and 2018, included the following:

	06/30/2020	06/30/2019	06/30/2018
Gross carrying amount	54,527,392	57,059,972	44,764,394
Accumulated depreciation	(13,012,286)	(13,225,424)	(4,587,248)
Net carrying amount	41,515,106	43,834,548	40,177,146

F-41

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.	Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018
Office equipment	188,280	213,437	194,819
Vehicles	1,149,455	1,785,701	1,099,603
Equipment and computer software	32,448	123,472	212,236
Fixtures and fittings	3,679,075	4,737,396	3,508,083
Machinery and equipment	5,449,233	6,336,691	4,466,293
Land and buildings	29,746,076	29,969,237	30,513,273
Buildings in progress	1,270,539	668,614	182,839
Total	41,515,106	43,834,548	40,177,146

2.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	629,119	42,658	-	-	(91,895)	-	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	-	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	-	(142,697)	-	465,679
Fixtures and fittings	6,438,430	14,985	20,801	-	(993,785)	-	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	-	(1,136,932)	-	9,054,701
Land and buildings	34,530,114	3,261	36,487	-	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	-	(93,126)	-	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

Reclassifications corresponds to transfers to Leased Assets from finance leases assets.

3.	Accumulated depreciation as of June 30, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals / Reclassifications	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	415,682	-	35,879	(59,959)	-	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	-	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	-	433,231
Fixtures and fittings	1,701,034	-	338,092	(237,770)	-	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	-	3,605,468
Land and buildings	4,560,877	-	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.	Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	243,948	333,904	30,621	-	(8,493)	29,139	-	629,119
Vehicles	1,660,294	1,054,631	1,093,749	-	(297,269)	93,132	-	3,604,537
Equipment and computer software	419,638	416,274	75,152	-	(1,685)	46,278	-	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	-	481,799	-	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	-	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	-	-	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	-	18,468	-	668,614
Total	44,764,394	9,204,777	2,044,102	-	(338,854)	3,441,984	(2,056,431)	57,059,972

5.	Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Adjustments of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	-	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	-	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	-	832,185
Fixtures and fittings	318,582	912,404	-	397,989	72,059	-	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	-	3,896,810
Land and buildings	2,513,708	1,343,500	-	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.	Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	252,220	119,623	-	-	(127,895)	-	243,948
Vehicles	2,223,102	388,856	-	(131,746)	(819,918)	-	1,660,294
Equipment and computer software	426,529	189,094	47,744	(14,726)	(229,003)	-	419,638
Fixtures and fittings	4,665,074	6,178	1,646,914	(1,632)	(2,489,869)	-	3,826,665
Machinery and equipment	9,152,269	197,840	-	(23,010)	(3,923,070)	-	5,404,029
Land and buildings	30,931,226	26,017	651,662	-	(13,146,785)	14,564,861	33,026,981
Buildings in progress	870,469	1,864,186	(2,346,320)	-	(205,496)	-	182,839
Total	48,520,889	2,791,794	-	(171,114)	(20,942,036)	14,564,861	44,764,394

7.	Accumulated depreciation as of June 30, 2018 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	31,522	-	41,740	(24,133)	-	49,129
Vehicles	373,215	(42,928)	434,632	(204,228)	-	560,691
Equipment and computer software	118,169	(13,641)	195,386	(92,512)	-	207,402
Fixtures and fittings	204,171	-	286,024	(171,613)	-	318,582
Machinery and equipment	746,828	-	741,508	(550,600)	-	937,736
Land and buildings	828,109	-	531,591	(516,056)	1,670,064	2,513,708
Total	2,302,014	(56,569)	2,230,881	(1,559,142)	1,670,064	4,587,248

The depreciation charge is included in Notes 7.3 and 7.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 19.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2020. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2020	06/30/2019	06/30/2018
Land and buildings	12,549,876	14,330,892	18,244,100

6.8.	Intangible assets

Intangible assets as of June 30, 2020, 2019 and 2018 included the following:

	06/30/2020	06/30/2019	06/30/2018
Gross carrying amount	42,832,837	45,848,737	29,155,315
Accumulated amortization	(7,499,373)	(6,232,311)	(2,497,970)
Net carrying amount	35,333,464	39,616,426	26,657,345

Seed and integrated products

The Group’s seed and integrated product activities concentrate primarily on the development and commercialization of seeds and technologies and products that increase yield per hectare, with a focus on providing seed and integrated crop protection and crop nutrition technologies designed to control weeds, insects or diseases, enhance quality traits of the seeds produced and improve nutritional value and other benefits. The Group has sought to develop integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments in order to deliver a superior agronomic experience to customers.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Crop	Technologies			R&D Phase	Entity
	Germplasm	Protection	Yield
Soybean	MG III-VIII (1)	GT (2)	HB4	Advanced Develop.	BCS Holding
Wheat	Spring /	GluT (2)	HB4	Advanced Develop.	Trigall Genetics (3) (Note 12)
Winter

Notes:

(1)            Soybean germplasms are categorized by maturity groups (MG) from III to VIII. Non-dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)            GT means glyphosate tolerance. GluT means glufosinate tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. ALS means ALS-inhibitor herbicide tolerance.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

(3)            Included in Trigall`s financial statements. Reflected in the Consolidated financial statements through the equity method investment.

The soybean HB4 technology was approved by the Argentine Ministry of Agriculture, Livestock and Fishing on October 6, 2015, under Resolution N° 397/15.

In the case of HB4 wheat, although favorable opinions have already been obtained from both CONABIA and of SENASA, Bioceres is awaiting the decision of the National Directorate of Agricultural Markets, which analyzes the commercial impact of being the first country in the world to release wheat of these characteristics.

The U.S. FDA completed its full review of the safety evaluation for HB4 soybeans, clearing it for use in human food and animal food on August 10, 2017. Bioceres Crop received USDA approval of HB4 Drought Tolerant Soybeans in August 2019.

Interaction with the regulatory authorities of China continues because the commercialization of the product in Argentina is subject to approval in that country. Specifically, in May 2019, all additional consultations made by the Ministry of Agriculture of the Republic of China (MOA) were answered.

Other intangible assets identified in the business combination under common control with Semya (See note 4.6) include the following:

-Soybean Ecoseed Pack: This project promotes the development of biological products with high added value for soybean seed treatments. The development of these products integrates biotechnological, germplasm and bio inoculants synergistically.

-Wheat Ecoseed Pack: This project promotes the development of biological products with high added value for wheat seeds treatments. The development of these products integrates biotechnological, germplasm and bio inoculants synergistically.

-Bio Fungicides: The final objective of the project is to generate biological products with high added value for the treatment of seeds, focusing on the ability to bio control diseases in wheat and soybeans crops.

Crop nutrition

The Group’s crop nutrition activities include the development of and investment in microbiological products that have been incorporated as part of the integration of Rizobacter into the Group, including the following microbiological assets incorporated as intangible assets measured at fair value:

-      TOP Technologies: TOP (Osmo Protection Technology) promotes high metabolic and physiological performance of bacteria and ensures bacterial survival and concentration in seeds and packages, reducing the impact of fungicides and insecticides on bacteria and substantially improving inoculants performance and their incidence in crop yields.

-      Signum Technologies: Signum bio-inductor generates molecular signals which activate bacterial and plant metabolic processes earlier, thus maximizing the development of leguminous plants. Furthermore, it stimulates the interaction with different soil beneficial microorganisms that provide additional advantages to inoculation, activates mechanisms of resistance to abiotic stress factors (low temperatures, droughts and soil acidity), and induces defensive responses during interactions with harmful microorganisms.

-      LLI Technologies: This technology marks a turning point in inoculation. The time of disposal to maintain living bacteria on seeds is, a prerequisite for effective nodulation. Ready-to-use (RTU) seed allows growers to reduce costs, simplify the sowing operation, minimize the risks normally associated with on-farm treatments, and achieve the precise positioning of bacteria through the inoculant. This treatment provides for a higher number of healthier plants with outstanding root development to reach the soybean crop’s full yield potential.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Other intangible assets

Other intangible assets identified in the business combination with Rizobacter:

-      Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as "Product Registration"). Some of the registered products have been developed by third parties.

-      Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

-      Customer loyalty: Rizobacter’s sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018
Seed and integrated products
Soybean HB4	7,345,923	6,120,336	4,927,853
Ecoseed integrated products	2,296,955	2,627,946	-
Crop nutrition
Microbiological products	2,503,631	2,208,117	2,122,484
Other intangible assets
Trademarks and patents	6,374,782	8,063,648	5,574,682
Software	686,965	994,723	949,310
Customer loyalty	16,125,208	19,601,656	13,083,016
Total	35,333,464	39,616,426	26,657,345

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	6,120,336	1,225,587	-	-	7,345,923
Ecoseed integrated products	2,627,946	38,143	-	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets
Trademarks and patents	9,810,822	-	-	(1,378,076)	8,432,746
Software	2,149,340	233,434	-	(293,845)	2,088,929
Customer loyalty	21,873,093	-	-	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

2.	Accumulated amortization as of June 30, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	-	(245,416)	2,057,964
Software	1,154,617	399,090	-	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	-	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

3.	Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	4,927,853	-	1,192,483	-	-	6,120,336
Ecoseed integrated products	-	-	2,627,946	-	-	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	-	-	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	-	-	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

4.	Accumulated amortization as of June 30, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	-	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	-	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

5.	Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	3,111,253	1,816,600	-	-	4,927,853
Crop nutrition
Microbiological products	3,782,238	484,825	-	(1,761,199)	2,505,864
Other intangible assets
Trademarks and patents	10,906,317	-	-	(4,627,611)	6,278,706
Software	1,787,925	614,529	-	(957,851)	1,444,603
Customer loyalty	24,315,484	-	-	(10,317,195)	13,998,289
Total	43,903,217	2,915,954	-	(17,663,856)	29,155,315

6.	Accumulated amortization as of June 30, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	290,969	-	321,887	(229,476)	383,380
Other intangible assets
Trademarks and patents	503,553	-	617,478	(417,007)	704,024
Software	395,156	-	399,311	(299,174)	495,293
Customer loyalty	654,648	-	802,800	(542,175)	915,273
Total	1,844,326	-	2,141,476	(1,487,832)	2,497,970

The depreciation charge is included in Notes 7.3 and 7.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.9.	Goodwill

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

After the business combinations that occurred in 2016, goodwill has been generated for Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

Also, after the share purchase agreement (SPA) between Bioceres S.A. and Bioceres Crops Solutions Corp for the 50 % of ownership in Semya (see note 4.6.), the Group recognized as goodwill the expected revenues from the commercialization of intensive R&D products of Semya that previously were allocated on the equity participation.

The variations in goodwill occurred during the years / period consolidated correspond to translation differences. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of June 30, 2020, 2019 and 2018 is as follows:

	06/30/2020	06/30/2019	06/30/2018
Rizobacter	20,094,633	23,484,761	14,438,027
Semya	5,432,222	6,319,954	-
	25,526,855	29,804,715	14,438,027

The Rizobacter brand intangible with an indefinite useful life has been allocated to the Rizobacter CGU.

Management has made the estimates considering the cash flow projections projected by the management of Rizobacter and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate	The discount rate used ranges was 15.55%.

The weighted average cost of capital ("WACC") rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGU was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

F-51

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Key assumption	Management’s approach
Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGU has been estimated by Rizobacter´s management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGU

The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

6.10.	Trade and other payable

	06/30/2020	06/30/2019	06/30/2018
Current
Trade creditors	37,139,351	30,489,072	22,222,872
Shareholders and other related parties (Note 16)	1,031,710	1,796,932	365,994
Trade creditors - Parent company (Note 16)	2,210,308	1,568,036	-
Trade creditors - Joint ventures and associates (Note 16)	14,409,853	4,805,149	3,493,113
Taxes	2,163,552	1,475,410	35,391
Consideration payment Semya acquisition (Note 16)	122,950	122,950	-
Miscellaneous	212,138	320,945	1,591,460
	57,289,862	40,578,494	27,708,830

	06/30/2020	06/30/2019	06/30/2018
Non-current
Consideration payment Semya acquisition (Note 16)	452,654	452,654	-
	452,654	452,654	-

The book value is reasonably approximate to the fair value given its short-term nature.

F-52

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.11.	Borrowings

	06/30/2020	06/30/2019	06/30/2018
Current
Bank overdrafts	73,362	-	532,912
Bank borrowings	47,646,912	52,274,611	54,304,759
Corporate bonds	12,611,940	8,416,768	3,262,924
BAF Loans	-	-	5,112,222
Net loans payables-Parents companies and related parties to Parents (Note 16)	3,389,521	5,399,883	1,816,084
Finance lease	-	385,947	280,027
	63,721,735	66,477,209	65,308,928
Non-current
Subordinated loan	10,364,045	-	-
Bank borrowings	3,497,671	16,239,743	25,253,940
Corporate bonds	18,364,894	8,018,884	-
Net loans payables-Parents companies and related parties to Parents (Note 16)	9,000,000	12,358,024	-
Finance lease	-	462,870	454,265
	41,226,610	37,079,521	25,708,205

The carrying value of some borrowings as of June 30, 2020, 2019 and 2018 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2020		06/30/2019		06/30/2018
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	47,646,912	44,578,784	52,274,611	52,088,002	54,304,759	51,842,735
Corporate Bonds	12,611,940	11,997,981	8,416,768	7,632,806	3,262,924	3,126,570

Non-current
Bank borrowings	3,497,671	3,072,395	16,239,743	14,274.55	25,253,940	20,610,018
Corporate Bonds	18,364,894	16,135,876	8,018,884	6,972,332	-	-

Net loans payables-Parents companies and related parties to Parents

As of June 30, 2019 financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) were offset and the net amount was reported in the Statement of Financial Position where the Company currently had a right to offset the recognized amounts, and there was an intention to settle on a net basis or realize the asset andsettle the liability simultaneously.

As of June 30, 2020, there were no offsets of financial assets and liabilities of the Parents.

F-53

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Parents companies and related parties to Parents	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	15,827,847	(15,827,847)	-
Total current assets	15,827,847	(15,827,847)	-
Current borrowings	(21,227,730)	15,827,847	(5,399,883)
Total current liabilities	(21,227,730)	15,827,847	(5,399,883)
Non-current borrowings	(12,358,024)	-	(12,358,024)
Total non-current liabilities	(12,358,024)	-	(12,358,024)

Corporate Bonds

a) Issuance of public corporate bonds (principal market)

On March 31, 2015 the Shareholders' Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through public offering, for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of $40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years.

Series II: On February 14, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of US$7.6 million under Series II of its corporate bonds due 2021 and in two tranches:

Series II- Class A (US$)

Amount of the Issue: $3,338,830

Date of Issue and Subscription: February 19, 2020

Applicable rate: 10.5% annual nominal rate

Maturity: August 19, 2021

Initial Exchange rate: AR$ 61.24 /US$

Amortization: The principal will be amortized in one instalment as from the eighteenth month following the Date of Issue. The first instalment will be equal to 100% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 10.5%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date.

On May 19, 2020, the interest service payment No. 1 of the Series II- Class A bond was made.

Series II- Class B (US$)

Amount of the Issue: $4,281,581

Date of Issue and Subscription: February 19, 2020

F-54

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Applicable rate: 9.5% annual nominal rate

Maturity: February 19, 2021

Initial Exchange rate: AR$ 61.24 /US$

Amortization: The principal will be amortized in one instalment as from the twelfth month following the Date of Issue. The first instalment will be equal to 100% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 9,5%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date

On May 19, 2020, the interest service payment No. 1 of the Series II- Class B bond was made.

Series III: On June 18, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of $15 million under Series III of its corporate bonds due 2021 with the following conditions:

Series III- US$

Amount of the Issue: $15,000,000.

Date of Issue and Subscription: June 18, 2020

Applicable rate: 4.73 % annual nominal rate

Maturity: December 18, 2021

Initial Exchange rate: AR$ 69.24 /US$

Amortization: The principal will be amortized in one instalment on the maturity date.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 4.73%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date.

As of June 30, 2020, none of the interest services or capital has due.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, within the framework of Law No. 23,576 of Negotiable and Complementary Obligations, for a total nominal value of $16 million due on April 5, 2021, which were placed privately on April 5, 2019, as detailed below:

Series I (US$) - Inversiones Odisea

Holder: Inversiones Odisea (company duly constituted in and in accordance with the laws of the Republic of Chile).

Amount of the Issue: $13,000,000

F-55

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10.55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2020, the capital owned in Series I US$ is $6.5 million.

Series II (US$)-Compass Latam High Yield

Holder: Compass Latam High Yield (investment fund administered by Compass Group Chile S.A.).

Amount of the Issue: $3,000,000

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10.55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2020, the capital owned in Series II US$ is $1,5 million.

Private corporates bonds are guaranteed by: a) a mortgage on real estates assets owned by the Company, for $16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A.

Under the terms of the Private corporates’ bonds, Rizobacter is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than 3x.

b)	EBITDA to interest ratio must be more than 2x for the years 2019, 2020 and 2021.

c)	Liabilities to assets ratio less than (i) 0.825x for 2019, (ii) 0.8x for 2020 and 2021.

F-56

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

As of June 30, 2020, our subsidiary Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the holders on June 30, 2020. Covenant compliance is required to be measured annually.

Syndicated loan

In 2017, Rizobacter consummated a $45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders. This loan was funded in two disbursements, the first of which was made on March 15, 2017 for the amount of $22,000,000, and the second of which was made on April 25, 2017 for the amount of $23,000,000.

Amount: $45,000,000

Amortization: 13 quarterly instalments as from the twelfth month following the date of issue.

Applicable rate: 6.50%

Collaterals: Cash and short-term bank deposits collaterals and Bioceres guarantees.

Covenants:      Under the terms of the syndicated loan, Rizobacter is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than 3x,

b)	EBITDA to interest ratio must be more than (i) 1.2x for 2017, (ii) 1.5x for 2018 and (iii) 2x for the years 2019 and 2020, and

c)	Liabilities to assets ratio less than (i) 0.85x for 2017, (ii) 0.825x for 2018 and (iii) 0.8x for 2019 and 2020.

As of June 30, 2020, our subsidiary Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the year ended June 30, 2020 from the majority of the banks. The terms of the debts established that if Rizobacter obtains consents from more than 50% of the lenders, the debt is not considered in default. Covenant compliance is required to be measured annually.

As of June 30, 2020, the capital owned of the Syndicated loan amounted to $10.4 million.

6.12.	Employee benefits and social security

	06/30/2020	06/30/2019	06/30/2018
Salaries, accrued incentives, vacations and social security	2,960,542	3,044,965	2,855,678
Key management personnel (Note 16)	1,550,050	2,312,253	1,556,035
	4,510,592	5,357,218	4,411,713

Non-current
Key management personnel (Note 16)	534,038	-	-
	534,038	-	-

The book value is reasonably approximate to the fair value given its short-term nature.

F-57

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.13.	Deferred revenue and advances from customers

	06/30/2020	06/30/2019	06/30/2018
Advances from customers	2,865,437	1,074,463	1,007,301
	2,865,437	1,074,463	1,007,301

The book value is reasonably approximate to the fair value given its short-term nature.

6.14.	Government grants

	06/30/2020	06/30/2019	06/30/2018
Current	1,270	2,110	17,695
Non-current	2,335	8,098	15,532
Total	3,605	10,208	33,227

	06/30/2020	06/30/2019	06/30/2018
At of the beginning of the year	10,208	33,227	118,545
Adjustment of opening net book amount for application of IAS 29	-	(27,794)	-
Received during the year	32,073	31,785	103,382
Currency conversion difference	(13,944)	(10,638)	(137,114)
Released to the statement of profit or loss	(24,732)	(16,372)	(51,586)
At the end of year	3,605	10,208	33,227

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

6.15.	Provisions

	06/30/2020	06/30/2019	06/30/2018
Provisions for contingencies	417,396	439,740	845,486
	417,396	439,740	845,486

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

F-58

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 6.19.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

6.16.	Financed payment – Acquisition of business

	06/30/2020	06/30/2019	06/30/2018
Purchase option	-	-	14,605,469
Financed payment to sellers	-	2,826,611	5,618,121
	-	2,826,611	20,223,590
Non-current
Financed payment to sellers	-	-	2,651,019
	-	-	2,651,019

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was $1,265,000 in cash and in 4,736,736 shares of Union. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act.

Regards the cancelation of the $14.9 million mentioned above, net of prepayment of $1,265,000, we issued 1,334,047 shares which were valued at $5.35 (mark to market). Difference between the fair value of shares issued and the cancelled debt generated a finance gain of $6,582,849 (Note 7.5).

6.17.	Private warrants

	06/30/2020	06/30/2019	06/30/2018
Private warrants	1,686,643	2,861,511	-
	1,686,643	2,861,511	-

Founders warrants: simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants are identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11.50, exercisable in a 5-years period but could be exercised on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares). Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

F-59

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Bioceres warrants: Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants could be exercised during a 5-year period on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares as set forth in the warrant agreement). Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability are booked in financial results.

Private warrants do not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 2.9. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million. As of June 30, 2020, their fair value using a share price of $6.06 and risk-free rate of 0.29%, decrease to $1.7 million and the Group recognized a finance gain of $1.2 million. See note 21.

6.18.	Convertible Notes

On March 6, 2020, Bioceres Crop Solutions Crop. issued $42.5 million Convertible Notes in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Notes are guaranteed by cash flows from Rizobacter’s Brazilian subsidiary and secured by a pledge on Rizobacter’s Argentine subsidiary shares, among others guarantees (see Note 18). The Convertible Notes accrue interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind will be capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

Under the terms of the Convertible Notes, the Group is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than i) 3.5x for 2020 and 2021, (ii) 3.25x for 2022 and (iii) 3x for 2023, and

b)	EBITDA to interest ratio must be more than 2x

At inception, the fair value of the liability component of the Convertible Notes was measured using a discount rate of 12.66%.

F-60

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	06/30/2020	06/30/2019	06/30/2018
Convertible notes	43,029,834	-	-
	43,029,834	-	-

The carrying value of Convertible notes as of June 30, 2020 measured at amortized cost does not differ significantly from their fair value.

6.19.	Changes in allowances and provisions

Item	06/30/2019	Additions	Uses and reversals	Currency conversion difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)

Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)

Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

Item	06/30/2018	Additions	Uses and reversals	IAS 29	Currency conversion difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)

Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	06/30/2017	Additions	Uses and reversals	Currency conversion difference	06/30/2018
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,873,688)	(1,362,720)	76,329	947,909	(3,212,170)
Allowance for impairment of related parties	(205,960)	-	27,264	155,570	(23,126)
Allowance for obsolescence	(707,105)	(822,135)	160,331	598,167	(770,742)

Total deducted from assets	(3,786,753)	(2,184,855)	263,924	1,701,646	(4,006,038)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total included in liabilities	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total	(5,202,043)	(2,269,266)	302,232	2,317,553	(4,851,524)

7.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

7.1.	Revenue from contracts with customers

	06/30/2020	06/30/2019	06/30/2018
Sale of goods and services	170,574,909	159,198,516	133,048,429
Royalties	1,775,790	1,110,463	442,689
	172,350,699	160,308,979	133,491,118

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 16.

7.2.	Cost of sales

Item	06/30/2020	06/30/2019	06/30/2018
Inventories as of the beginning of the year	27,322,003	19,366,001	31,338,034
Adjustment of opening net book amount for the application of IAS 29	-	4,273,416	-
Purchases of the year	88,195,797	88,380,452	65,825,381
Production costs	10,998,165	11,558,513	14,002,049
Foreign currency translation	(3,601,829)	(9,291,498)	(14,704,912)
Subtotal	122,914,136	114,286,884	96,460,552
Inventories as of the end of the year	(29,338,548)	(27,322,003)	(19,366,001)
Cost of sales	93,575,588	86,964,881	77,094,551

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.3.	R&D classified by nature

Item	Research and development expenses 06/30/2020	Research and development expenses 06/30/2019	Research and development expenses 06/30/2018
Amortization of intangible assets	1,027,340	1,106,390	943,488
Import and export expenses	17,303	16,360	21,640
Depreciation of property, plant and equipment	97,171	220,849	223,515
Employee benefits and social securities	787,931	541,025	1,435,028
Maintenance	59,219	56,395	86,112
Energy and fuel	52,614	52,919	78,570
Supplies and materials	871,930	1,175,184	844,372
Mobility and travel	70,138	48,308	87,628
Share-based incentives	-	-	30,005
Professional fees and outsourced services	94,286	69,110	121,914
Professional fees related parties	821,809	378,273	-
Office supplies	9,801	3,796	17,932
Information technology expenses	-	-	8,851
Insurance	5,353	8,593	22,006
Depreciation of leased assets	7,079	-	-
Impairment of R&D projects	269,001	-	-
Miscellaneous	4,295	12,189	29,039
Total	4,195,270	3,689,391	3,950,100

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2020
Amortization of intangible assets	-	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	-	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	-	1,718,572	1,718,572
Contingencies	-	200,525	200,525
Share-based incentives	-	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	-	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	-	917,230	917,230
Obsolescence	977,817	-	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2019
Amortization intangible assets	-	1,270,529	1,270,529
Analysis and storage	5,811	905	6,716
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	-	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation of property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	-	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	-	1,709,552	1,709,552
Contingencies	-	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	-	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
Information technology expenses	-	709,539	709,539
Obsolescence	564,873	-	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2018
Amortization intangible assets	-	1,197,988	1,197,988
Analysis and storage	1,225,756	225,462	1,451,218
Commissions and royalties	552,906	671,180	1,224,086
Bank expenses and commissions	-	51,471	51,471
Import and export expenses	131,558	725,479	857,037
Depreciation of property, plant and equipment	1,208,699	798,667	2,007,366
Impairment of receivables	-	1,259,127	1,259,127
Freight and haulage	664,984	2,251,297	2,916,281
Employee benefits and social securities	7,582,440	14,265,650	21,848,090
Maintenance	597,497	408,960	1,006,457
Energy and fuel	419,716	610,376	1,030,092
Supplies and materials	169,674	1,577	171,251
Mobility and travel	48,068	1,373,119	1,421,187
Publicity and advertising	-	2,239,505	2,239,505
Contingencies	-	84,411	84,411
Telephone and communications	-	630	630
Professional fees and outsourced services	195	2,058,787	2,058,982
Professional fees related parties	-	759,149	759,149
Office supplies	17,790	549,359	567,149
Insurance	118,610	611,129	729,739
Information technology expenses	19,057	601,955	621,012
Obsolescence	661,804	-	661,804
Taxes	105,104	4,019,515	4,124,619
Miscellaneous	478,191	498,895	977,086
Total	14,002,049	35,263,688	49,265,737

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.5.	Finance results

Financial costs	06/30/2020	06/30/2019	06/30/2018
Interests with the Parents	(1,861,774)	(1,386,288)	(118,266)
Interests	(17,535,324)	(21,397,153)	(15,442,312)
Financial commissions	(1,483,428)	(1,578,292)	(1,628,075)
	(20,880,526)	(24,361,733)	(17,188,653)
Other financial results
Exchange differences generated by assets	30,194,601	48,355,784	25,710,957
Exchange differences generated by liabilities	(50,815,215)	(66,200,973)	(49,540,369)
Changes in fair value of financial assets or liabilities and other financial results	(418,186)	406,310	67,349
Gain from cancellation of purchase option	-	6,582,849	-
Share-based payment cost of listing shares	-	(20,893,789)	-
Net gain of inflation effect on monetary items	9,216,684	14,653,335	-
	(11,822,116)	(17,096,484)	(23,762,063)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina S.A. accounted in Other comprehensive income or loss amounted to $3.6 million, $1.2 million, and $3.9 million in the years ended June 30, 2020, 2019 and 2018, respectively.

8.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27430 - Income Tax. This law has introduced several changes regarding income tax; its key components are as follows:

Income tax rate: The income tax rates for Argentine companies will be gradually reduced from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments with the following considerations: (i) dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) dividends arising from gains obtained for years beginning on or after January 1, 2020, will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds taxable distributable taxable profits (transition period of the equalization tax).

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of certain assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the nature of the asset, being 8% for buildings that does not have the character of inventories for sale, 15% for the buildings that have the character of inventories for sale, and 10 % for the rest of the assets. Once the option for a certain property, plant or equipment is exercised, all other property, plant and equipment in the same category must be revalued. This tax is not deductible from income tax, and tax result that originated through the revaluation is not subject to it. The Company did not use the optional tax revaluation.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute of Statistics and Census (INDEC), situation that will increase the deductible amortization and its computable cost in case of sale.

In December 2019, the Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

Given that inflation is expected to exceed 30% in 2020, the Group has determined the income tax considering the application of the inflation adjustment

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2020	06/30/2019	06/30/2018
Current assets
Income tax	112,220	1,263,795	2,082,269
	112,220	1,263,795	2,082,269
Non-current assets
Income tax	2,653	-	-
Minimum presumed income tax	3,376	1,184	126,653
	6,029	1,184	126,653

	06/30/2020	06/30/2019	06/30/2018
Liabilities
Income tax	1,556,715	142,028	2,569
	1,556,715	142,028	2,569

The roll forward of deferred tax assets and liabilities as of June 30, 2020, 2019 and 2018 is as follows:

Deferred tax assets	06/30/2020	06/30/2019	06/30/2018
Tax Loss-Carry Forward	2,362,657	2,663,813	3,638,269
Changes in fair value of financial assets or liabilities	41,183	32,062	35,944
Trade receivables	1,068,054	374,425	462,756
Allowances	-	-	370,930
Inventories	-	-	710,391
Intangible assets	-	-	15,098
Royalties	245,140	-	-
Right-of-use leased asset	5,424	-	-
Government grants	-	2,649	9,360
Others	813,294	670,760	359,073
Total deferred tax assets	4,535,752	3,743,709	5,601,821

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax liabilities	06/30/2020	06/30/2019	06/30/2018
Intangible assets	(6,839,112)	(9,458,239)	(5,071,808)
Property, plant and equipment depreciation	(9,365,882)	(9,618,648)	(8,497,756)
Borrowings	(7,930)	(13,170)	(19,372)
Contingencies	-	-	(2,709)
Inflation tax adjustment	(2,032,078)	(1,706,092)	-
Allowances	(209,490)	(152,159)	-
Inventories	(237,258)	(153,563)	-
Government grants	(3,939)	-	-
Others	(4,993)	-	(297)
Total deferred tax liabilities	(18,700,682)	(21,101,871)	(13,591,942)

Net deferred tax	(14,164,930)	(17,358,162)	(7,990,121)

The roll forward of deferred tax assets and liabilities as of June 30, 2020, 2019 and 2018 are as follows:

Deferred tax assets	Balance 06/30/2019	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	-	-	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	-	-	(11,101)	41,183
Trade receivables	374,425	764,707	-	-	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	-	(372)	-
Royalties	-	245,140	-	-	-	245,140
Right-of-use leased asset	-	5,676	-	-	(252)	5,424
Others	670,760	263,407	-	-	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	-	(371,486)	4,535,752

Deferred tax liabilities	Balance 06/30/2019	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2020
Intangible assets	(9,458,239)	1,469,311	-	-	1,149,816	(6,839,112)
Property, plant and equipment depreciation	(9,618,648)	45,028	-	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	-	-	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	-	-	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	-	-	27,184	(209,490)
Inventories	(153,563)	(110,152)	-	-	26,457	(237,258)
Goverment grants	-	-	(3,939)	-	-	(3,939)
Others	-	(4,993)	-	-	-	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	-	(1,133,228)	2,438,454	(14,164,930)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax assets	Balance 06/30/2018	Acquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	-	-	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	-	-	3,450	32,062
Trade receivables	462,756	-	(114,765)	-	-	26,434	374,425
Allowances	370,930	-	(555,679)	152,159	-	32,590	-
Inventories	710,391	-	(119,316)	153,563	-	(744,638)	-
Intangible assets	15,098	(482,387)	(22,467)	476,174	-	13,582	-
Goverment grants	9,360	-	(7,262)	-	-	551	2,649
Others	359,073	-	290,552	-	-	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	-	(428,443)	3,743,709

Deferred tax liabilities	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2019
Intangible assets	(5,071,808)	-	(937,962)	(476,174)	-	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	-	(335,077)	-	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	-	7,342	-	-	(1,140)	(13,170)
Contingencies	(2,709)	-	2,869	-	-	(160)	-
Inflation tax adjustment	-	-	(1,706,092)	-	-	-	(1,706,092)
Allowances	-	-	-	(152,159)	-	-	(152,159)
Inventories	-	-	-	(153,563)	-	-	(153,563)
Others	(297)	-	314	-	-	(17)	-
Total deferred tax liabilities	(13,591,942)	-	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Net deferred tax	(7,990,121)	(343,230)	(4,836,941)	-	576,453	(4,764,323)	(17,358,162)

Deferred tax assets	Balance 06/30/2017	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2018
Tax Loss-Carry Forward	1,059,746	3,631,690	-	-	(1,053,167)	3,638,269
Changes in fair value of financial assets or liabilities	96,394	(27,872)	-	-	(32,578)	35,944
Trade receivables	829,095	(16,762)	-	-	(349,577)	462,756
Allowances	805,375	(143,397)	-	-	(291,048)	370,930
Inventories	367,682	(767,844)	-	-	1,110,553	710,391
Intangible assets	38,241	(11,570)	-	-	(11,573)	15,098
Contingencies	13,612	-	(13,612)	-	-	-
Goverment grants	41,616	(21,647)	-	-	(10,609)	9,360
Others	120,340	319,514	12,464	-	(93,245)	359,073
Total deferred tax assets	3,372,101	2,962,112	(1,148)	-	(731,244)	5,601,821

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax liabilities	Balance 06/30/2017	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2018
Intangible assets	(12,633,408)	(1,114,442)	-	-	8,676,042	(5,071,808)
Property, plant and equipment depreciation	(12,923,320)	2,811,852	-	(4,507,311)	6,121,023	(8,497,756)
Borrowings	(39,257)	3,720	-	-	16,165	(19,372)
Contingencies	-	(15,442)	13,612	-	(879)	(2,709)
Others	(15,942)	24,617	(12,464)	-	3,492	(297)
Total deferred tax liabilities	(25,611,927)	1,710,305	1,148	(4,507,311)	14,815,843	(13,591,942)

Net deferred tax	(22,239,826)	4,672,417	-	(4,507,311)	14,084,599	(7,990,121)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2020	06/30/2019	06/30/2018
Loss before income tax-rate 0%	(205,022)	(21,669,882)	-
Earning before income tax-rate 21%	828,074	1,264	-
Earning (loss) before income tax-rate 30%	5,820,286	12,296,011	(3,618,756)
Loss before income tax-rate 35%	-	-	(21,621,007)
Income tax (charge) benefit by applying tax rate to loss before tax:	(1,919,981)	(3,689,069)	8,652,979
Share of profit or loss of joint ventures and associates	847,512	(44,721)	(1,448,925)
Stock options charge	(239,312)	78,681	(8,898)
Rate change adjustment	(144,660)	(54,735)	3,768,518
Non-deductible expenses and untaxed gains	(84,128)	(254,201)	(792,321)
Representation expenses	(36,691)	(136,614)	(204,897)
Foreign investment coverage	551,968	233,634	-
Tax provision adjustments	307,944	-	-
Result per inflation effect on monetary items and other finance results	(1,489,362)	(3,119,259)	962,061
Income tax	(2,206,710)	(6,986,284)	10,928,517

The Group did not recognize deferred income tax liabilities of $1,052,022, $44,721 and $1,448,925, as of June 30, 2020, 2019 and 2018, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liabilityPrincipal statutory taxes rates in the countries where the Group operates for all of the years presented are:

		Income tax rate
Tax jurisdiction	2020	2019	2018
Argentina	30%	30%	30% - 35%
Cayman Island	0%	0%	-
United State of America	21%	21%	-

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	30/6/2020	30/6/2019	30/6/2018
Current tax expense	(4,094,716)	(2,149,343)	6,256,100
Deferred tax	1,888,006	(4,836,941)	4,672,417
Total	(2,206,710)	(6,986,284)	10,928,517

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2020 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2016	309,073	87,177	2021	Argentina
2017	691,923	189,802	2022	Argentina
2018	245,741	63,185	2023	Argentina
2019	266,974	80,092	2024	Argentina
2019	4,258,576	894,301	2039	United State of America
2020	1,501,773	450,530	2025	Argentina
2020	2,845,570	597,570	2040	United State of America
Total	10,119,630	2,362,657

The amount of tax losses for the fiscal year ended on June 30, 2020 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2020 is as follows:

Fiscal year	Amount	Prescription
2014	644	2024
2015	1,363	2025
2016	1,369	2026
Total	3,376

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

9.            EARNING PER SHARE

	06/30/2020	06/30/2019	06/30/2018
Numerator
Profit (loss) for the year (basic EPS)	3,359,175	(18,369,045)	(11,039,533)
Profit (loss) for the year (diluted EPS)	3,359,175	(18,369,045)	(11,039,533)
Denominator
Weighted average number of shares (basic EPS)	36,120,447	30,478,390	28,098,117
Weighted average number of shares (diluted EPS)	36,416,988	30,478,390	28,098,117

Basic gain attributable to ordinary equity holders of the parent	0.0930	(0.6027)	(0.3929)
Diluted gain attributable to ordinary equity holders of the parent	0.0922	(0.6027)	(0.3929)

For the years ended June 30, 2019 and 2018 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The 27,116,174 shares issued to Bioceres LLC on March 14, 2019, in exchange for its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union Acquisition Corp., were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation assume those events have occurred at the beginning of the earliest period presented.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and Convertible Notes.

Warrants outstanding were not included in the diluted EPS calculations for the years ended June 30, 2020, 2019 and 2018 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants. However, on August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants and consistently issued 2,601,954 shares in exchange for the warrants tendered. See Note 21.

Convertible Notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2020 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See Note 18.

The number of shares awarded under the bonus in kind were included in the diluted EPS calcutation for the year ended June 30,2020 as if they have been granted at the beginning of the year when the plan was already in effect.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after June 30, 2020 that would have significantly changed the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

10.	INFORMATION ABOUT COMPONENTS OF EQUITY

10.1.            Capital issued

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

10.2.            Parent company investment

The Group has recognized the contribution of assets and (liabilities) made by the shareholders, until the merger was consummated, as a share premium decrease as follows:

	06/30/2020	06/30/2019	06/30/2018
Capital contributions	-	294,041	1,572,235
Intangible contributed	-	623,022	2,105,616
Preferred shares contributed	-	-	3,331,534
Incorporation of financial debt (*)	-	(15,475,410)	(5,000,000)
	-	(14,558,347)	2,009,385

(*) Financial debt assumed by the Group in connection with Rizobacter acquisition

10.3.            Reverse recapitalization

As mentioned in Note 1, the merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC’s former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

In December 2017, Union issued an aggregate of 2,875,000 ordinary shares (“Founder shares”) pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. 862,500 of those Founder shares were transferred to Bioceres LLC as an additional consideration payable in the merger.

On March 2, 2018, Union consummated an IPO of 11,500,000 units. Each unit consisted in one ordinary share, one right exchangeable for one-tenth of one ordinary share, and one redeemable warrant exercisable for one ordinary share at a price of $11.50 per share (Public warrants).

On February 27, 2019, Union held an Extraordinary General Meeting of Shareholders, whereby holders voted in favor of the merger with Bioceres and converted 11,500,000 rights into 1,150,000 Union shares. In connection with this vote, the holders of 11,376,836 ordinary shares of UAC exercised their right to redeem their shares and collected a total amount of $117,005,196. Net process from the trust account was incorporated to the Group for a total amount of $1,083,840.

The fair value of the shares retained by UAC former shareholders was calculated based on the UAC share price as of the day of the transaction ($5.35).

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

10.4.            Shares issued - Rizobacter Call Option

Immediately following the merger, the Rizobacter Call Option was exercised. For the tranche of 9.99% (that was previously accounted as financial liability) consideration of the payment was in $1,265,000 in cash and in the form of UAC shares, pursuant to which 1,334,047 ordinary shares were issued. The difference between the fair value of the consideration paid and the financial liability was recognized in financial results as “Gain for cancellation of purchase option”.

For the tranche of an additional 20%, consideration of the payment was in the form of UAC shares, pursuant to which 3,402,688 ordinary shares were issued. The adjustment in the non-controlling interest was recorded as an equity transaction. After the Rizobacter Call Option was exercised, the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter.

10.5.            Share capital summary

As of June 30, 2019, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union Acquisition Corp.’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (Note 5.16), (vi) 11,500,000 public warrants outstanding, (vii) $42.5 million principal amount of Convertible Notes, and (viii) 1,200,000 stock options granted under share option agreements. Public warrants were classified as equity and its consideration was included in the “Share Premium” column.

See Note 21 in consideration of the warrants outstanding and the Offer described therein made by the Company and the corresponding shares issued in exchange for the warrants tendered.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.6.            Convertible Notes

Convertibles Notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 4.14

10.7.            Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2020, 2019 and 2018 is:

Rizobacter Argentina

Name	Country	06/30/2020	06/30/2019	06/30/2018
Rizobacter Argentina S.A.	Argentina	20%	20%	40%

Below is a detail of the summarized financial information of Rizobacter, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Summary financial statements:	06/30/2020	06/30/2019	06/30/2018
Current assets	148,256,827	115,546,951	86,461,071
Non-current assets	49,843,457	47,418,450	48,295,110
Total assets	198,100,284	162,965,401	134,756,181

Current liabilities	129,838,941	100,590,919	88,270,487
Non-current liabilities	32,935,399	34,788,705	29,598,319
Total liabilities	162,774,340	135,379,624	117,868,806

Equity attributable to controlling interest	35,324,227	27,584,666	16,824,251
Equity attributable to non-controlling interest	1,717	1,111	63,124
Total equity	35,325,944	27,585,777	16,887,375

Total liabilities and equity	198,100,284	162,965,401	134,756,181

Summary statements of comprehensive income or loss	06/30/2020	06/30/2019	06/30/2018
Revenues	162,404,866	156,741,933	129,798,271
Initial recognition and changes in the fair value of biological assets	716,741	-	-
Cost of sales	(86,533,561)	(85,287,771)	(71,699,144)
Gross margin	76,588,046	71,454,162	58,099,127

Research and development expenses	(2,689,468)	(2,367,727)	(2,902,235)
Selling, general and administrative expenses	(36,103,289)	(31,316,843)	(31,219,784)
Share of profit or loss of joint ventures and associates	1,960,549	1,071,297	(1,683,949)
Other income	(380,871)	286,626	524,672
Operating profit	39,374,967	39,127,515	22,817,831

Financial results	(30,014,131)	(24,650,359)	(37,989,573)
Profit (loss) before taxes	9,360,836	14,477,156	(15,171,742)

Income tax (expense) benefit	(3,830,106)	(7,729,300)	3,275,077
Result for the year	5,530,730	6,747,856	(11,896,665)

Exchange differences on translation of foreign operations	1,281,974	17,197	(8,266,718)
Revaluation of property, plant and equipment, net of tax	3,921,091	(1,347,124)	14,079,875
Total comprehensive result	10,733,795	5,417,929	(6,083,508)

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2020, 2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

11.	CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2020	06/30/2019	06/30/2018
Investment activities
Settlement of liability with loan to joint venture (1)	-	6,964,101	-
Investment in kind in other related parties (Note 16)	476,292	463,511	-
Non-monetary contributions in joint ventures (Note 12)	250,000	94,355	679,510
	726,292	7,521,967	679,510

	06/30/2020	06/30/2019	06/30/2018
Financing activities
Purchase option paid by a parent loan	-	(1,265,000)	-
Parent company investment	-	(14,558,347)	2,009,385
Transfer of preferred stocks	-	-	9,759,545
Capitalization of financial debt	-	13,720,000	-
Reverse recapitalization	-	(3,688,963)	-
Net assets incorporated of Semya (2)	-	7,369,168	-
Acquisition of control of Semya	-	(3,684,585)	-
	-	(2,107,727)	11,768,930

(1) Offset of trade receivables and other payables with Synertech.

(2) As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 4.6), the Group incorporated the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,047

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,169

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Financed payment - Acquisition of business	Convertible notes	Total
As of June 30, 2019	103,556,730	2,826,611	-	106,383,341
Proceeds	93,273,502	-	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	-	-	(2,331,974)
Payments	(76,846,934)	(2,937,500)		(79,784,434)
Interest payment	(21,533,187)	-	-	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	-	43,029,834	147,978,179

12.	JOINT VENTURES

In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.6.

Investments in joint ventures and affiliates:

Assets	06/30/2020	06/30/2019	06/30/2018
Semya S.A. (1)	-	-	2,972,239
Synertech Industrias S.A.	24,619,773	25,297,376	16,099,816
Indrasa Biotecnología S.A.	33,019	23,652	-
	24,652,792	25,321,028	19,072,055

Liabilities	06/30/2020	06/30/2019	06/30/2018
Trigall Genetics S.A.	1,548,829	1,970,903	2,012,298
	1,548,829	1,970,903	2,012,298

(1) As a result of the share purchase agreement with Bioceres S.A., Semya is a consolidated subsidiary as of June 30, 2019. (See Note 4.6).

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Changes in joint ventures investments and affiliates:

	06/30/2020	06/30/2019	06/30/2018
As of the beginning of the year	23,350,125	17,059,757	30,580,943
Adjustment of opening net book amount for the application of IAS 29	-	8,328,794	-
Monetary contributions	-	129,340	-
Non-monetary contributions	250,000	94,355	679,510
Parent company investment	-	294,041	121,479
Loss of control of Indrasa Biotecnología S.A.	-	10,591	-
Acquisicion of control of Semya S.A.	-	(3,684,585)	-
Revaluation of property, plant and equipment	521,406	94,009	1,679,818
Foreign currency translation	(3,494,761)	11,337	(13,865,192)
Share of profit or loss	2,477,193	1,012,486	(2,136,801)
As of the end of the year	23,103,963	23,350,125	17,059,757

Share of profit or loss of joint ventures and affiliates:

	06/30/2020	06/30/2019	06/30/2018
Trigall Genetics S.A.	171,502	(2,647)	(606,491)
Semya S.A.	-	(22,895)	(55,872)
Synertech Industrias S.A.	2,294,332	1,034,818	(1,474,438)
Indrasa Biotecnología S.A.	11,359	3,210	-
	2,477,193	1,012,486	(2,136,801)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

Summarized balance sheet	Trigall Genetics (i)			Semya (ii)
	06/30/2020	06/30/2019	06/30/2018	06/30/2020(a)	06/30/2019(a)	06/30/2018
Current assets
Cash and cash equivalents	1,331	13,114	44,937	46,206	489	183
Other current assets	1,024,793	323,265	66,077	1,580	77,074	14
Total current assets	1,026,124	336,379	111,014	47,786	77,563	197
Non-current assets
Intangible assets	11,776,705	10,214,575	8,681,400	540,056	583,936	217,809
Property, plant and equipment	-	-	-	1,262	-	-
Other non- current assets	-	-	-	755,056	362,181	448,942
Total non-current assets	11,776,705	10,214,575	8,681,400	1,296,374	946,117	666,751
Current liabilities
Financial liabilities	-	9,476,272	7,878,036	197,699	127,074	448,309
Other current liabilities	869,700	1,016,083	1,030,015	954,180	898,623	275,341
Total current liabilities	869,700	10,492,355	8,908,051	1,151,879	1,025,697	723,650
Non-current liabilities
Financial liabilities	10,831,048	-	-	-	-	-
Other non- current liabilities	831,685	460,268	295,575	-	42,323	-
Total non-current liabilities	11,662,733	460,268	295,575	-	42,323	-
Net assets	270,396	(401,669)	(411,212)	192,281	(44,340)	(56,701)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Summarized balance sheet	Synertech (iii)			Indrasa S.A. (iv)
	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Current assets
Cash and cash equivalents	18,251	40,634	39,133	53,708	16,296	28,180
Other current assets	17,983,868	5,709,650	7,182,862	66,150	93,654	45,837
Total current assets	18,002,119	5,750,284	7,221,995	119,858	109,950	74,017
Non-current assets
Property, plant and equipment	14,168,459	15,046,903	8,344,900	13,876	18,387	15,243
Other non- current assets	-	-	1,328,521	-	-	-
Total non-current assets	14,168,459	15,046,903	9,673,421	13,876	18,387	15,243
Current liabilities
Financial liabilities	5,484,866	921,703	705,856	-	-	-
Other current liabilities	4,719,276	4,595,906	6,750,220	39,395	60,760	42,166
Total current liabilities	10,204,142	5,517,609	7,456,076	39,395	60,760	42,166
Non-current liabilities
Financial liabilities	2,783,951	-	1,080,247	-	-	-
Other non- current liabilities	2,554,905	3,974,975	4,801,887	-	-	-
Total non-current liabilities	5,338,856	3,974,975	5,882,134	-	-	-
Net assets	16,627,580	11,304,603	3,557,206	94,339	67,577	47,094

Summarized statements of comprehensive income	Trigall Genetics (i)			Semya (ii)
	06/30/2020	06/30/2019	06/30/2018	06/30/2020(a)	06/30/2019(a)	06/30/2018
Revenue	799,625	367,646	104,037	-	-	-
Finance income	79,442	54,003	14,053	355,979	29,275	-
Finance expense	(1,863)	(16,145)	(12,213)	(570,528)	(5,661)	(209,966)
Depreciation and amortization	-	-	-	631	-	-
Profit (loss) of the year	172,670	(33,195)	(194,432)	(1,048,375)	(218,627)	(354,151)
Other comprehensive income	-	-	-	-	-	(37,036)
Total comprehensive income (loss)	172,670	(33,195)	(194,432)	(1,048,375)	(218,627)	(391,187)

Summarized statements of comprehensive income	Synertech (iii)			Indrasa S.A. (iv)
	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Revenue	21,501,725	18,305,953	6,611,384	364,180	452,555	232,290
Finance income	3,805,655	2,434,610	1,758,129	-	1,813	756
Finance expense	(6,666,508)	(6,193,963)	(5,831,182)	(28,443)	(3,001)	(2,516)
Depreciation and amortization	(1,076,699)	(1,074,552)	(653,766)	(2,226)	(3,653)	-
Profit (loss) of the year	5,099,852	2,278,859	(1,991,754)	32,453	6,548	7,483
Other comprehensive income	1,042,811	334,403	-	-	-	-
Total comprehensive income (loss)	6,142,663	2,613,262	(1,991,754)	32,453	6,548	7,483

(a) As of June 30, 2020, and 2019, Semya is a subsidiary of the Group and is included in the Group’s consolidated financial statements. See Note 4.6.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

(i) Trigall Genetics S.A.

This joint venture was formed in December 2013 with Florimond Desprez (a company from France with an internationally recognized track record in wheat breeding) through Bioceres Inc. Equity interest is equally shared between both participants.

Trigall is a separately structured vehicle incorporated and operating in Uruguay. The primary activity of Trigall is being engaged in the development and deregulation of conventional and GM wheat varieties in Latin America, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall for use in wheat. The Group granted an exclusive, sub licensable license to Trigall for certain of Group`s technologies, including HB4, for use in wheat.

Both the Group and Florimond Desprez have agreed to make loans to Trigall in accordance with each party`s ownership interest in the joint venture to provide it funds needed for its operation and growth.

The first products in Trigall`s pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall licensees. The first Group`s GM product is HB4, which is now in the advanced development and deregulation phase. Trigall is currently seeking to add other market channel partners in the region.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Trigall are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group, except for the obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital

(ii) Semya

This joint venture was launched in 2012 and formed as a separate vehicle in August 2014 with Rizobacter and Bioceres S.A. Equity interest is equally shared between both participants.

The primary activity of Semya is being engaged in the development and deregulation of second generation agricultural biological products, in particular, seed treatments tailored for particular soil environments, which is in line with the Group’s core business.

The joint venture agreement provides for each party to render the services required to advance a mutually agreed work plan and which each party agrees to fund in proportion to its equity interest.

Under the services agreements, both Bioceres S.A. and Rizobacter agree to provide to Semya the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by Semya. It creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

As mentioned in Note 4.6, in June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. to acquire the remaining 50% interest in Semya.

(iii) Synertech

Synertech has been included in the Group Bioceres after the acquisition of the majority interest in Rizobacter. This joint venture has arisen from the association between Synertech and De Sangosse, which jointly opened a new fertilizer manufacturing plant in Pergamino, Argentina, on June 28, 2017. Both parties' equity interest is 50%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Construction and start-up of the new plant required an investment of more than $30 million, and was conceived for research, production and commercialization of the Microstar PZ® microgranulated fertilizer, its byproducts and other possible developments in the agricultural fertilization area to supply both the domestic and export markets, such as Brazil, Paraguay, Bolivia, Uruguay, Chile, Central America and North America, among others, accompanying the exponential growth of Rizobacter in the world markets with a strong international insertion.

The contractual agreement sets forth that the Group only has rights over the net assets under the joint arrangement. The rights over the assets and obligations for the liabilities assumed under the joint arrangement primarily remain with Synertech. Under IFRS 11, this joint arrangement is classified as a joint venture and has been equity-accounted in the Consolidated financial statements. Synertech shares are not listed for trading in a public offering.

There are no significant restrictions on the joint venture's ability to transfer funds to the Group as cash dividends, or to repay loans or advances made by the Group, except for the obligation to set up a legal reserve for 5% of the profit for the fiscal year until 20% of capital is reached.

(iv) Indrasa S.A.

This company was formed to develop customized solutions, high technology and R&D projects for the creation of innovative products, applying techniques of microbiology, biotechnology, nanotechnology and agronomy.

As mentioned before, Rizobacter used to have the 52.913% of the participation. At the end of the period ended September 30, 2018, the participation decreased to 35%, therefore the Group lost the control over this subsidiary.

(v) Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (a USA based company that develops agricultural biotechnologies) through Bioceres Inc. Equity interest is equally shared between both participants.

Verdeca LLC is a separately structured vehicle incorporated and operating in USA. The primary activity of Verdeca is the development and deregulation of soybean traits with second generation technology, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. The Group will grant an exclusive, worldwide, sub licensable license to Verdeca for its technologies, including HB4, for use in soybeans. Both partners also will grant Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by the Group or Arcadia, as applicable, in the future and that are reasonably necessary or useful with respect to soybean traits.

The first product in Verdeca pipeline is the Group`s HB4 trait, a drought and salinity tolerance trait that is in the advanced development phase. Verdeca`s pipeline also includes Arcadia`s nutrient use efficiency and water use efficiency technologies, which are combined in a two-trait stack that will be further stacked with HB4. Verdeca has successfully negotiated favorable market access in South America and is growing its partnerships in USA, India and China.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Verdeca. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Verdeca are not quoted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

As of June 30, 2020, and until the date of issue of these consolidated financial statements, the license mentioned above had not been formalized. Therefore, at those dates, Verdeca has not recorded any assets, liabilities, or results because it does not have control over those technologies.

13.	SEGMENT INFORMATION

The Group is organized into three main operating segments:

-     Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

-     Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

-     Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	-	-	1,775,790
Others
Government grants	24,732	-	-	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

Year ended June 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	-	-	1,110,463
Others
Goverment Grants	16,372	-	-	16,372
Initial recognition and changes in the fair value of biological assets.	-	279,945	-	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

F-84

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2018	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	26,308,432	77,655,672	29,084,325	133,048,429
Royalties	442,689	-	-	442,689
Others
Goverment Grants	51,586	-	-	51,586
Total	26,802,707	77,655,672	29,084,325	133,542,704

Cost of sales	(13,413,758)	(49,453,167)	(14,227,626)	(77,094,551)
Gross margin per segment	13,388,949	28,202,505	14,856,699	56,448,153
%	50%	36%	51%	42%

Revenue by similar group of products or services

	06/30/2020	06/30/2019	06/30/2018
Seed and integrated products	29,402,332	25,295,755	26,751,121
Seeds, royalties& licenses	5,210,616	3,846,991	3,771,579
Packs	24,191,716	21,448,764	22,979,542

Crop protection	93,799,477	89,919,460	77,655,672
Adjuvants	45,372,840	41,854,730	39,931,915
Insecticides& fungicides	15,227,357	12,655,985	14,087,260
Other	33,199,280	35,408,745	23,636,497

Crop nutrition	49,148,890	45,093,764	29,084,325
Inoculants	16,718,571	18,644,673	14,352,761
Fertilizers	32,430,319	26,449,091	14,731,564

Total revenues	172,350,699	160,308,979	133,491,118

F-85

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2020	06/30/2019	06/30/2018
Argentina	130,918,908	124,011,642	106,077,922
Austria	1,085,908	899,045	470,849
Bolivia	2,982,953	2,494,216	2,090,758
Brazil	21,188,655	17,338,608	9,450,496
Lebanon	-	(115,927)	376,862
United States of America	1,515,185	2,562,376	1,395,438
Italy	188,604	132,206	10,879
Paraguay	4,428,078	2,506,348	5,584,861
United Kingdom	123,844	137,044	387,859
South Africa	1,927,333	3,019,474	3,711,852
France	911,140	711,522	270,878
Canada	319,681	-	3,553
Ukraine	309,956	611,993	344,401
Uruguay	6,234,956	4,684,854	3,197,974
Rest of the world	215,498	1,315,578	116,536
Total revenues	172,350,699	160,308,979	133,491,118

	06/30/2020	06/30/2019	06/30/2018
Non-current assets
Argentina	93,682,114	106,056,232	77,860,852
United States	7,168,376	6,136,461	2,411,673
Paraguay	714,011	722,914	605,491
Brazil	685,587	305,477	340,144
Bolivia	15,588	27,487	39,857
South Africa	598	7,080	14,423
India	-	38	78
Francia	33,556	-	-
Colombia	22,313	-	-
Uruguay	53,282	-	-
Total non current assets	102,375,425	113,255,689	81,272,518

Property, plant and equipment	41,515,106	43,834,548	40,177,146
Intangible assets	35,333,464	39,616,426	26,657,345
Goodwill	25,526,855	29,804,715	14,438,027
Total reportable assets	102,375,425	113,255,689	81,272,518
Total non reportable assets	195,185,944	129,211,608	115,366,246
Total assets	297,561,369	242,467,297	196,638,764

F-86

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

14.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

14.1.	Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-     Cash and cash equivalents

-     US Treasuary bills

-     Financial assets at fair value through profit or loss

-     Trade receivables

-     Other receivables

-     Trade and other payables

-     Bank overdrafts

-     Other loans

-     Financed payment for the acquisition of business

-     Convertible notes

-     Warrants

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk management that arises from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

14.2.	Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2020, 2019 and 2018.

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Cash and cash equivalents	4,813,012	3,450,873	2,215,103	22,346,409	-	-
Other financial assets	4,713,161	4,703,688	4,781,679	24,409,375	356,233	12,526
Trade receivables	73,546,633	59,236,377	52,888,427	-	-	-
Other receivables (*)	3,349,901	1,566,732	7,742,120	-	-	-
Total	86,422,707	68,957,670	67,627,329	46,755,784	356,233	12,526

(*) Advances expenses and tax balances are not included.

F-87

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Trade and other payables	57,742,516	41,031,148	27,708,830	-	-	-
Borrowings	104,948,345	103,556,730	91,017,133	-	-	-
Convertible notes	43,029,834	-	-	-	-	-
Lease liability	1,109,812	-	-	-	-	-
Employee benefits and social security	5,044,630	5,357,218	4,411,713	-	-	-
Financed payment - Acquisition of business	-	2,826,611	22,874,609	-	-	-
Warrants	-	-	-	1,686,643	2,861,511	-
Total	211,875,137	152,771,707	146,012,285	1,686,643	2,861,511	-

14.3.	Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
Other investments	16,640,965	-	-
US Treasury bills	7,768,410	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	-	-

Financial liabilities valued at fair value
Private warrants	-	-	2,861,511

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	-	-

F-88

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Changes in financial liabilities valued at fair value level 3 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results (1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 7.5.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 4.13. The sensitivity analysis was based on a 5% change in the volatility of instrument. These changes in isolation would have increased or decreased the amount of the financial liability by $1.2 million and $0.9 million if the volatility was 33,5% or 23,5%, respectively. The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

14.4.	Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

14.5.	General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

F-89

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

F-90

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables related to Rizobacter, its subsidiaries and Bioceres Semillas, the Group has taken out credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio and currently covers 50% of the portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as of June 30, 2020 was determined as follows:

June 30, 2020	Current	More than 15 days past due	More than 30 days past due	More than 60 days past due	More than 90 days past due	More than 120 days past due	More than 180 days past due	More than 365 days past due	IAS 29 effect and Currency conversion	Total
Expected Loss rate	0.25%	0.25%	0.31%	0.25%	0.29%	0.25%	0.25%	100.00%	-

Gross carrying amount-trade receivables	31,867,642	3,117,051	1,782,847	2,159,785	3,527,978	1,161,336	1,272,379	6,158,112	-	51,047,130

Loss allowance	78,756	7,703	5,598	5,338	10,363	2,870	3,144	6,158,112	(2,384,284)	3,887,600

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

F-91

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The cash flow forecast is determined at both an entity level and Consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2020	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	28,150,681	29,130,428	463,568	-	-
Borrowings	35,863,852	34,810,916	43,799,397	-	-
Convertible notes	-	-	43,029,834	-	-
Leasing liabilities	196,717	625,463	483,725	-	-
Total	64,211,250	64,566,807	87,776,524	-	-

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	12,854,579	28,987,009	476,482	-	-
Borrowings	29,051,271	40,097,864	38,524,384	-	-
Financed payment - Acquisition of business	-	2,937,500	-	-	-
Total	41,905,850	72,022,373	39,000,866	-	-

As of June 30, 2018	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	27,352,381	356,449	-	-	-
Borrowings	26,927,533	39,047,778	27,190,055	-	-
Financed payment - Acquisition of business	2,937,500	17,922,500	2,937,500	-	-
Total	57,217,414	57,326,727	30,127,555	-	-

As of June 30, 2020, June 30, 2019 and June 30, 2018 the Group had no exposure to derivative liabilities.

c)	Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partly denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2020, 2019 and 2018:

Net foreign currency position	06/30/2020	06/30/2019	06/30/2018
Amount expressed in US$	(52,968,976)	(40,513,954)	(28,861,129)

Considering only this net currency exposure at June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2020 would have resulted in a net pre-tax loss of approximately $10.6 million. We estimate that an appreciation of the Argentine peso against the U.S. dollar of 20% during the same period would have resulted in a net pre-tax gain of approximately $10.6 million.

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2020	06/30/2019	06/30/2018
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(62,490,975)	(69,126,607)	(82,888,890)
Non-current financial liabilities	(83,800,380)	(37,006,581)	(27,168,905)

Variable-rate instruments
Current financial liabilities	(1,230,760)	(177,213)	(2,643,628)
Non-current financial liabilities	(456,064)	(72,940)	(1,190,319)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2020 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

d)	Market risk

The private warrants classified as financial liability and valued at its fair value expose the Group to market risk derived from fluctuations in the price of shares (Note 6.17.).

As of June 30, 2020, their fair value using a share price of $6,06 and risk-free rate of 0.289%, decreased to $1.7 million and the Group recognized a gain of $1.2 million.

The sensitivity analysis was based on a 5% change in the volatility of instrument. These changes in isolation would have increased or decreased the amount of the financial liability by $1.2 million and $0.9 million if the volatility was 33.5% or 23.5%, respectively.

e)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt. The current actions that the Group is carrying on for the capital management are detailed in the Note 1.

As of June 30, 2020, the subsidiary Rizobacter did not comply with the liabilities to assets ratio covenant related with the syndicated loan and private corporate bonds. However, Rizobacter received a waiver for the year ended June 30, 2020 from creditors. Covenant compliance is required to be measured annualy. The duration of the waiver granted on June 30, 2020 is for one year. (See Note 6.11).

15.     LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated. The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2020
Cost
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	1,523,177
Additions of the year	846,149
Book value at the end of the year	2,369,326

Depreciation
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	759,045
Exchange differences	(71,134)
Depreciation of the year	566,818
Accumulated depreciation at the end of the year	1,254,729
Total	1,114,597

Lease liability	06/30/2020
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	1,523,177
Additions of the year	702,826
Interest expenses, exchange differences and inflation effects	(551,232)
Payments of the year	(564,959)
Total	1,109,812

Lease Liabilities	06/30/2020
Non-current	444,714
Current	665,098
Total	1,109,812

Lease liabilities	06/30/2020
Operating lease commitments as at June 30,2019	782,791
Discounted using the lessee´s incremental borrowing rate of at the date of initial application	674,360
Add: finance lease liabilities recognized as at June 30,2019	848,817
Lease liabilities recognized as at 1 July 2019	1,523,177

Lease Liabilities
Non-current	664,980
Current	858,197
Total	1,523,177

06/30/2020
Machinery and equipment	598,561
Vehicles	264,069
Equipment and computer software	407,546
Land and buildings	1,099,150
2,369,326

(1) The incremental borrowing rate used was 7.74%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

16.     SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2020, 2019 and 2018, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Joint ventures and associates	Sales and services	6,139,155	4,913,254	746,867
Joint ventures and associates	Purchases of goods and services	(21,634,936)	(17,542,637)	(9,809,134)
Joint ventures and associates	Equity contributions	250,000	517,736	800,989
Joint ventures and associates	Net loans granted / (cancelled)	-	(6,964,101)	2,621,647
Key management personnel	Salaries, social security benefits and other benefits	(6,501,269)	(3,940,185)	(4,703,519)
Key management personnel	Loans granted	-	599,984	-
Key management personnel	Interest gain	44,619	20,106	-
Shareholders and other related parties	Dividends	-	-	(1,450,613)
Shareholders and other related parties	Sales of goods and services	1,871,613	640,095	1,057,325
Shareholders and other related parties	Purchases of goods and services	(1,881,013)	(1,433,127)	(986,217)
Shareholders and other related parties	Interest gain	-	90,188	294,577
Shareholders and other related parties	In-kind contributions	476,292	463,511	-
Parents companies and related parties to Parents	Interest gain/(lost)	(1,861,774)	(1,386,288)	(118,266)
Parent company	Sales of goods and services	-	-	13,505
Parent company	Purchases of goods and services	(92)	(120,095)	(311,418)
Parent company	Equity contributions	-	(14,558,347)	-
Total		(23,097,405)	(38,699,906)	(11,844,257)

		Amounts receivable from related parties
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Parent company	Trade debtors	-	440,268	361,606
Parents companies and related parties to Parents	Other receivables	102,069	-	103,251
Shareholders and other related parties	Trade receivables	1,090,004	467,743	571,216
Shareholders and other related parties	Allowance for impairment	(768)	(75,596)	(23,126)
Other receivables - Other related parties	Other receivables	83,839	10,971	119,677
Joint ventures and associates	Trade debtors	120,992	2,369	209,039
Joint ventures and associates	Other receivables	1,562,340	250,783	6,299,467
Total		2,958,476	1,096,538	7,641,130

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Parent company	Trade creditors	(2,210,308)	(1,568,036)	-
Parents companies and related parties to Parents	Net loans payables	(12,389,521)	(17,757,907)	(1,816,084)
Parent company	Consideration payment Semya acquisition	(575,604)	(575,604)	-
Key management personnel	Salaries, social security benefits and other benefits	(2,084,088)	(2,312,253)	(1,556,035)
Shareholders and other related parties	Trade and other payables	(1,031,710)	(1,796,932)	(365,994)
Joint ventures and associates	Trade and other payables	(14,409,853)	(4,805,149)	(3,493,113)
Total		(32,701,084)	(28,815,881)	(7,231,226)

17.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2020, 2019 and 2018.

	06/30/2020	06/30/2019	06/30/2018

Salaries, social security and other benefits	3,073,240	3,940,185	4,703,519
Share-based incentives	3,428,029	-	-
Total	6,501,269	3,940,185	4,703,519

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres S.A. based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

18.      SHARE-BASED PAYMENT

Incentive payments based on shares

On September 8, 2017, the Board of Directors of the Bioceres S.A. approved the granting of 225,000 shares subject to the incentive plan through actions to Rizobacter teams.

At the measurement date, the fair value has been determined based on a market price in transactions of the Company's equity with independent third parties.

There are no conditions of returns referring to the market or conditions other than those of irrevocability of the concession that must be incorporated in the fair value determination of the shares. Expected dividends have not been included in the fair value determination.

The Company estimated that 100% of the shares would be delivered, taking into account historical stays in the employment of executives. This estimate was reviewed at each closing of annual or intermediate period.

The approved incentive based on shares was subject to the fulfillment of individual objectives and / or economic, as detailed below:

“Rizobacter Senior Management”: (i) 225,000 shares in a 3 to 4 year plan conditioned to the fulfillment of between 70% and 100% of the goals and a duty of permanence in the Group for 12 months following the fulfillment of the annual goals of the stretch correspondent; and (ii) 225,000 shares in a three-year plan conditioned between 70% and 100% of the goals and with a duty of permanence in the Group for 4 years following the moment of irrevocability.

Out of this total, the Compensation Committee allocated 360,000 shares individually. Half in three annual installments for the years ended June 30, 2017, 2018 and 2019 and conditioned to the fulfillment of goals. The other half in a three-year stretch, according to the exercises mentioned above and conditioned to the achievement of goals.

This plan of actions allows the incorporation, at the option of the beneficiary and in consent with the Group, of a new annual installment due to force majeure events that hinder compliance of the annual goals. In this case, this new annual tranche will be considered for the calculation base of the three-year plan.

The beneficiaries of this plan have the option of cash settlement.

As of June 30, 2019, the goals of the third and the second annual tranche have not been met.

On August 7, 2019, pursuant to the listing of Bioceres Crop Solutions Corp. on the New York Stock Exchange, the Board of Directors of Bioceres S.A., approved the cancellation of the stock grant incentive plan of Bioceres S.A. for Rizobacter Senior Management. On the same date, the Board of Directors of Bioceres S.A. approved the issuance of 36,000 ordinary shares to each of the members of the Rizobacter Senior Management team. The shares issued by Bioceres S.A. were valued at measurement date at $5.53 per share. For the determination of the fair value, no expected dividends or other characteristics of the equity instrument conceived were considered. The charge of the plan recognized during the year was $0.8 million.

Incentive payments based on options

In December 2019, purchase options were granted with respect to ordinary shares for certain executives and directors of the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

a) Share option plan

This plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2020:

	06/30/2020		06/30/2019		06/30/202018
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-	-	-
Granted during the year	1,200,000	$4.55	-	-	-	-
Annulled during the year	-	-	-	-	-	-
Exercised during the year	-	-	-	-	-	-
Expired during the year	-	-	-	-	-	-
Effective at year	1,200,000	$4.55	-	-	-	-

The charge of the plan recognized during the year was $1.9 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter S.A. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

All the beneficiaries decided to receive the base bonus in ordinary shares. The charge of the plan recongnized during the year ended June 30, 2020 was $0.2 million.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

c) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares up to an equivalent of 530,000 shares or 1,060,00 shares, depending on achieving 100% or 200%, respectively, of the objectives. It contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Number of shares to be granted	530,000	1,060,000
Stock price at the grant date	$5.42	$5.42
Exercise Price	$10.5	$21.0
Weighted average expected volatility (*)	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

19.      CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Pledged and restricted assets at June 30, 2020 are as follows:

Detail	Asset value	Type of restriction
IT equipment	33,030	Leasing
Machinery and equipment	368,889	Leasing
Machinery and equipment	135,873	Leasing
Vehicles	124,133	Leasing
Other financial assets	4,390,463	Collateral (a)
Santander Rio	1,155,486	Custody checks (b)
Compass Latam & Odisea	16,022,740	Security Collateral and Mortgage (c)
Allaria Ledesma & Cía.	6,571,120	US Treasury bills (d)
Cohen S.A.	747,939	US Treasury bills (e)
Totals	29,549,673

a)	Rizobacter entered into a $45 million syndicated loan and signed a guarantee and pledge. On June 8, 2020 Rizobacter granted a pledge of a fixed-term certificate at Banco Galicia for an amount of $4,396,707.

b)	In April 2020, a loan was made by Santander Rio Bank for a total amount of $0.9 million guaranteed with third-party checks.

c)	In April 2019, the Group issued Negotiable Obligations worth $16 million guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina SA

d)	In order to guarantee the fulfillment of the obligations assumed from the loan signed with Allaria Ledesma & Cia., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $6,5 million on June 30, 2020.

e)	In order to guarantee the fulfillment of the obligations assumed from the loan signed with Cohen S.A., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $0,7 million on June 30, 2020.

The Convertibles Notes referenced in Note 6.18 are guaranteed by (i) BCS Holding, RASA Holding, Bioceres Semillas S.A., Rizobacter USA LLC and Rizobacter do Brasil LTD; (ii) a Share Pledge Agreement over the 41.3% of the shares held by RASA Holding in the capital stock of Rizobacter; (iii) an Intercompany Loan Pledge Agreement; (iv) Rizobacter do Brazil Fiduciary Assignment Agreement; and (v) Rizobacter do Brazil Account Pledge Agreement.

The Group has committed in the Convertible Notes, Syndicated Loan and Private Corporate Bonds to the non-distribution of dividends.

20.      IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government has issued a stay-home order from March 20 to October 11, 2020, restricting free circulation of people in public areas and ordering most businesses to close, with certain exemptions. The Group’s operations, which involve agricultural production and commercialization activities, have been exempted from the order. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The eventual scope of the Coronavirus outbreak and its impact on the country's and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent the Coronavirus will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

21.      EVENTS OCCURRING AFTER THE REPORTING PERIOD

On August 18, 2020, the subsidiary Rizobacter S.A. completed a $17 million public offering of Series IV corporate bonds under its global program of corporate bonds in the Argentine market. The bonds mature in August 2023 and pay an annual nominal interest rate of 0.0%. Rizobacter intends to use the proceeds of the bond issuance to support working capital, extend debt maturities, and reduce financing cost, as well as for general corporate purposes.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $ 915,796 for these warrants.

Subsequent to June 30, 2020, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.